1 Strictly Confidential. Do Not Duplicate or Distribute. Refresh Bob Evans The Case and Nominees For Change July 2014 www.refreshbobevans.com

2 Strictly Confidential. Do Not Duplicate or Distribute. Disclaimer THIS PRESENTATION WITH RESPECT TO BOB EVANS FARMS, INC . (“BOB EVANS” OR THE “COMPANY’”) IS FOR GENERAL INFORMATIONAL PURPOSES ONLY . IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION . THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF SANDELL ASSET MANAGEMENT CORP . (“SAMC”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION AND SAMC ANALYSES . CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC BY THE COMPANY OR OTHER COMPANIES CONSIDERED COMPARABLE, AND FROM OTHER THIRD PARTY REPORTS . SAMC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM A THIRD PARTY . ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN . THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN . THE ESTIMATES, PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF SAMC’S ACTION PLAN SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT SAMC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL . THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY . SAMC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE . SAMC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN . UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY . PRIVATE INVESTMENT FUNDS ADVISED BY SAMC CURRENTLY HOLD SHARES OF COMMON STOCK AND SECURITIES REPRESENTING AGGREGATE BENEFICAL OWNERSHIP OF APPROXIMATELY 7 . 6% 1 OF THE OUTSTANDING COMMON STOCK OF THE COMPANY . SAMC MANAGES INVESTMENT FUNDS THAT ARE IN THE BUSINESS OF TRADING – BUYING AND SELLING – PUBLIC SECURITIES . IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE SAMC AND/OR ONE OR MORE OF THE INVESTMENT FUNDS IT MANAGES, FROM TIME TO TIME (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), TO SELL ALL OR A PORTION OF THEIR SHARES (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES . SAMC AND SUCH INVESTMENT FUNDS ALSO RESERVE THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE COMPANY AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO, COMMUNICATING WITH MANAGEMENT OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY AND OTHER INVESTORS AND THIRD PARTIES, AND CONDUCTING A PROXY OR CONSENT SOLICITATION WITH RESPECT TO POTENTIAL GOVERNANCE CHANGES, INCLUDING THE ELECTION OF PERSONS TO THE BOARD OF DIRECTORS OF THE COMPANY . 1 This amount excludes certain funds that are managed by Tom Sandell, CEO of Sandell, which are not participating in this solicitation

3 Strictly Confidential. Do Not Duplicate or Distribute. Additional Information Regarding the Solicitation SANDELL ASSET MANAGEMENT CORP . , CASTLERIGG MASTER INVESTMENTS LTD . , CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD . , CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD . , CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L . P . , CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD . , CASTLERIGG ACTIVE INVESTMENT FUND, LTD . , CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, L . P . , CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD . , PULTENEY STREET PARTNERS, L . P . AND THOMAS E . SANDELL (COLLECTIVELY, "SANDELL") AND DOUGLAS N . BENHAM, CHARLES M . ELSON, DAVID W . HEAD, C . STEPHEN LYNN, ANNELISE T . OSBORNE, ARON I . SCHWARTZ, MICHAEL WEINSTEIN AND LEE S . WIELANSKY (TOGETHER WITH SANDELL, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF BOB EVANS FARMS, INC . (THE "COMPANY") IN CONNECTION WITH THE COMPANY’S 2014 ANNUAL MEETING OF STOCKHOLDERS . ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS . THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP : //WWW . SEC . GOV/ . IN ADDITION, MACKENZIE PARTNERS, INC . , SANDELL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (800) 322 - 2885 . INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14 A FILED BY SANDELL ASSET MANAGEMENT CORP . WITH THE SEC ON JULY 15 , 2014 . THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE .

4 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary Refresh Bob Evans

5 Strictly Confidential. Do Not Duplicate or Distribute. About Sandell Asset Management ■ Sandell Asset Management Corp. (“Sandell”) is a leading private, alternative asset management firm specializing in global corporate event - driven investing ■ O ver 16 years of managing event - driven strategies across both equity - and credit - oriented opportunities ■ Combines bottom - up and top - down analysis to create a portfolio with low downside volatility ■ Chief Executive Officer and Portfolio Manager, Tom Sandell, founded Sandell Asset Management in 1998, and has been investing in global corporate events since the late 1980’s ■ Global presence with offices in New York (since 1998) and London (since 2001 )

6 Strictly Confidential. Do Not Duplicate or Distribute. ($ millions, except per share) Current Price $45.98 52 - Week High 60.22 52 - Week Low 43.19 FY 2015E Revenue $1,396 FY 2015E EBITDA $164 FY 2015E EPS $1.94 Market Cap $1,081 Add: Debt 460 Less: Cash & Notes (24) Enterprise Value $1,517 Overview of Bob Evans Farms, Inc. ■ Bob Evans Farms, Inc . (“Bob Evans” or the “Company”) was founded in 1953 by the Company’s namesake and became publicly traded in 1963 ■ The Company operates in two distinct business segments : Bob Evans Restaurants, and Bob Evans Farms Foods (“BEF Foods”) ● Bob Evans Restaurants owns and operates 561 restaurants in 19 states, primarily in the Midwest, mid - Atlantic and Southeast regions of the US ● BEF Foods distributes a wide variety of refrigerated and frozen foods at 30 , 000 + retail locations in 50 states and Mexico, with production facilities in Michigan, Ohio, and Texas Source: Bloomberg (as of July 23, 2014); SEC Filings 72% 28% Revenue by Segment

7 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Situation Overview ■ Sandell has beneficial ownership of 7 . 6% 1 of Bob Evans, making us one of the Company’s largest shareholders ■ We initially acquired our position in Bob Evans because we believed that Bob Evans was materially undervalued and that the Company’s stock price did not fairly reflect the significant value associated with the Company’s unique assets ■ While we initially saw transactional opportunities to unlock the value associated with the Company’s unique assets, our subsequent extensive discussions with Bob Evans, its shareholders, and numerous industry and investment professionals, coupled with the Company’s consistently poor operating results, have revealed many other operational and cultural issues that need to be urgently addressed ■ During our engagement with the Company over the course of an entire year, we have come to believe that change is desperately needed not only because of the significant value that could be unlocked, but also because there is a very real financial risk to shareholders of the Company if substantial and comprehensive change is not effected (see quotes on pages 28 , 38 and 95 ) ■ We have attempted to constructively engage with the management and Board of Directors (the “Board”) of Bob Evans for over a year in the hopes of seeing change that would ultimately result in better value reflected in the Company’s stock price and, aside from a recent and in our view wholly disingenuous attempt to address our governance concerns, we have not seen any inclination whatsoever on the Company’s part to embrace meaningful change ■ We put extensive thought and took great care to construct an alternative slate of directors, each of whom is independent of Sandell, that possess a diverse set of skills and experiences to help fix the problems facing Bob Evans in order to deliver sustainable shareholder value ■ Our nominees have identified a number of potential solutions for the Company which they believe will help improve sales, reduce expenses, and ultimately unlock significant shareholder value ● Beyond any specific recommendation from our nominees, Bob Evans and its Board requires profound cultural change which we believe our nominees would immediately provide 1 This amount excludes certain funds that are managed by Tom Sandell, CEO of Sandell, which are not participating in this solicitation Ultimately, the vote at this year’s Annual Meeting is about the credibility of directors to represent the best interests of shareholders and create a culture of accountability

8 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Bob Evans Abysmal Total Shareholder Return ■ Bob Evans’ shareholders have suffered dramatic and sustained long - term stock price under - performance versus :  The Company’s selected proxy peer group  The Company’s most comparable family dining peer , Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”)  Family & Casual Dining Peers (non - majority franchised) Bob Evans’ Total Shareholder Return Relative to: Proxy Peers Family & Casual Dining Peers 1 Year - 10.0% - 17.0% - 9.1% 3 Year - 48.4% - 33.4% - 13.9% 5 Year - 121.2% - 130.1% - 47.9% 10 Year - 128.2% - 160.2% - 53.8 % Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE , CBRL, DAVE , DENN, DIN, DPZ , DRI, EAT, FRS, HAIN, LNCE , MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM , SJM , TAST , WEN, and YUM; as per Bob Evans’ 2014 Proxy Statement Note: Family & Casual Dining Peers (non - majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI , EAT, RRGB, and TXRH Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 105) Bob Evans’ total shareholder return speaks for itself

9 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Poor Operating Performance The shareholder returns at Bob Evans are directly linked to its consistently poor operating results ■ There are a litany of operating problems that have plagued Bob Evans, including :  Repeated reduction in earnings guidance  Missing consensus earnings in 14 of the last 24 quarters  Consistently poor and declining same store sales  Bloated c orporate o verhead  Inordinately high SG&A expenses  Abysmal returns on invested capital  Failed ‘Farm Fresh Refresh’ remodeling initiative  Industry - worst margins

10 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Unrecognized Asset Value Isn’t it the responsibility of the Bob Evans’ Board to at minimum fully explore these options? ■ Despite its worst - in - class performance, Bob Evans has not taken the necessary steps to unlock the value of its unique real estate assets and its packaged foods business, BEF Foods ■ We do not believe that the current Board is sufficiently impartial to undertake a clear - eyed assessment of these unique assets , particularly given the rigid and often - repeated statements of Chairman and CEO, Stephen Davis, that these assets have “synergies” or provide the Company with “flexibility” • The Company owns 86% of real estate – considerably more than its peers • Based on numerous unsolicited approaches from highly - credible real estate investment firms, we believe the value of the Company’s real estate may exceed $900 million • The Company’s repeated, facile excuses for not unlocking real estate value are disingenuous and demonstrate a total lack of financial sophistication Real Estate • BEF Foods has demonstrated no meaningful synergies with Bob Evans restaurants • Private label revenue growth is hindered due to BEF Foods being tethered to one specific restaurant brand • The robust M&A environment in the protein industry presents a unique opportunity for the Company to potentially unlock significant value BEF Foods

11 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Wasteful and Spendthrift Culture Sausage, Farms, Home - style Cooking and… a Private Plane? ■ Symbolic of the poor Board oversight at Bob Evans, the Company has spent millions of shareholder dollars on corporate luxuries which seem preposterous for a ‘farm’ oriented family dining restaurant brand $48 million New HQ $21 million New Corporate Jet* * The A ircraft B luebook cites a $21.5 million average retail price for this type of airplane. The picture above is the same class of aircraft (2013 Bombardier Challenger 300) that the Company recently purchased

12 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Failed Board Stewardship ■ We believe these problems at Bob Evans are the direct result of the failed policies and a wasteful culture sanctioned by a stale and entrenched Board of Directors who have failed to exert effective management oversight and have lost all credibility with shareholders  The Board, through multiple personal connections both to Steven Davis, who is Chairman and CEO, as well as amongst themselves, is in our opinion, highly conflicted  Prior to Sandell’s nomination of an independent slate, the average Director had served on the Bob Evans Board for over 14 years and five of ten Directors had been on the Board for more than 15 years  Of great concern, the past may be prologue when one considers the Company’s disastrous history with Mimi’s Café (“Mimi’s”), which was overseen by nine of the Company’s current Directors  The Board has a long and troubling history of taking entrenchment actions to disenfranchise shareholders  The Board faced recent litigation from Sandell and another institutional investor over their attempt to thwart shareholder rights by enacting an improper bylaw amendment and only after we filed suit did the Board withdraw their entrenching bylaw amendment  The Board’s resistance to an realistic settlement with Sandell and its disingenuous representation of their “settlement attempts” have demonstrated the extreme lengths they will go to prevent independent oversight  We do not believe that the vast majority of current Directors have earned the right to represent shareholders on the Board Should a Company that claims to “embrace good governance ” wait to get sued by multiple shareholders before overturning an entrenching bylaw amendment?

13 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Nominees Suggestions for Fixing Bob Evans ■ Our slate of genuinely independent nominees to the Board of Bob Evans have the relevant experience and expertise to fix the problems at the Company ■ Our nominees have organized their suggestions for fixing Bob Evans into four categories : The problems facing Bob Evans are fixable… but only with the right Board in place x TOP - LINE IMPROVEMENT ● Revise Brand Position and Improve Customer Experience ● Simplify and Enhance Menu ● Optimize Marketing Effectiveness x BOTTOM - LINE IMPROVEMENT ● Improve Restaurant Margins ● Reduce Corporate Overhead ● Reassess Capital Spending ● Future Franchise Opportunities x REALIZING VALUE FOR ASSETS ● Alternatives Related to Real Estate ● Alternatives Related to BEF Foods x CHANGING THE CORPORATE CULTURE ● Improve Corporate Governance Structure ● Ensure that Corporate Culture Matches Corporate Brand ● Continuity and Transition Planning

14 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary: Nominees ■ To address these problems and best position Bob Evans to deliver enhanced shareholder value, we have submitted an outstanding slate of eight Nominees for election to the Board of Bob Evans ■ Our diverse set of independent nominees boast extensive experience in : restaurant operations, finance, franchising, restructuring, corporate governance, food and beverage marketing, real estate, and strategic planning Our nominees are independent of the Company and Sandell, and possess the background and experience necessary to effect meaningful change in order to reposition Bob Evans for success Mike Weinstein David Head Charles Elson Annelise Osborne Steve Lynn Doug Benham Lee Wielansky Aron Schwartz

15 Strictly Confidential. Do Not Duplicate or Distribute. Abysmal Total Shareholder Return Refresh Bob Evans

16 Strictly Confidential. Do Not Duplicate or Distribute. Peer Group Selection Company Market Value Majority Franchise? BJ's Restaurants $ 879 No Bloomin’ Brands 2,520 No Brinker International 2,907 No Cheesecake Factory 2,196 No Cracker Barrel 2,327 No Darden Restaurants 5,887 No Red Robin 929 No Texas Roadhouse 1,725 No Peer Group Rationale ■ The peers listed on the right were selected because they operate in the Family and Casual Dining space and a majority of their restaurants are non - franchised ■ We refer to these peers throughout the presentation as “Family & Casual Dining” peers ■ We believe that Cracker Barrel is the most comparable peer to Bob Evans due to its focus on family dining, its similar size in terms of number of restaurants, and its pursuit of a non - franchised business model (refer to case study on page 105) ■ Throughout this presentation we specifically highlight Cracker Barrel's performance compared to Bob Evans Source : Bloomberg (as of July 23, 2014 ); SEC filings

17 Strictly Confidential. Do Not Duplicate or Distribute. ■ Denny’s and DineEquity were not selected as peers because a majority of their restaurants are franchised ( 91 % and 99 % respectively) ■ Ruby Tuesday was not selected as a peer due its small market value ( $ 446 million ), substantial financial leverage, and significant operating losses associated with its extensive restaurant closing - closing efforts Peer Group Selection (cont.) We note that the Company’s 2014 Proxy Peers make Bob Evans’ relative performance look far worse than our justly selected “Family & Casual Dining” peers Source : Bloomberg (as of July 23, 2014 ); SEC filings

18 Strictly Confidential. Do Not Duplicate or Distribute. One Year Total Shareholder Return vs. Peers 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% Apr-13 Jul-13 Oct-13 Jan-14 Bob Evans Proxy Peers Cracker Barrel Family & Casual Dining Peers Proxy Peers + 28.4% Family & Casual Dining + 20.4% +21.3% + 11.3% Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE , CBRL, DAVE , DENN, DIN, DPZ , DRI, EAT, FRS, HAIN, LNCE , MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM , SJM , TAST , WEN, and YUM; as per Bob Evans’ 2014 Proxy Statement Note: Family & Casual Dining Peers (non - majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI , EAT, RRGB, and TXRH Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 105)

19 Strictly Confidential. Do Not Duplicate or Distribute. -40% -20% 0% 20% 40% 60% 80% 100% 120% 140% 160% Apr-11 Apr-12 Apr-13 Apr-14 Bob Evans Proxy Peers Cracker Barrel Family & Casual Dining Peers Proxy Peers +87.5% Family & Casual Dining +68.0% Three Year Total Shareholder Return vs. Peers + 102.5% +54.1% Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE , CBRL, DAVE , DENN, DIN, DPZ , DRI, EAT, FRS, HAIN, LNCE , MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM , SJM , TAST , WEN, and YUM; as per Bob Evans’ 2014 Proxy Statement Note: Family & Casual Dining Peers (non - majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI , EAT, RRGB, and TXRH Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 105)

20 Strictly Confidential. Do Not Duplicate or Distribute. Five Year Total Shareholder Return vs. Peers -50% 0% 50% 100% 150% 200% 250% 300% 350% Apr-09 Apr-10 Apr-11 Apr-12 Apr-13 Apr-14 Bob Evans Proxy Peers Cracker Barrel Family & Casual Dining Peers Proxy Peers +237.5% Family & Casual Dining + 155.4% +228.7% +107.5% Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE , CBRL, DAVE , DENN, DIN, DPZ , DRI, EAT, FRS, HAIN, LNCE , MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM , SJM , TAST , WEN, and YUM; as per Bob Evans’ 2014 Proxy Statement Note: Family & Casual Dining Peers (non - majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI , EAT, RRGB, and TXRH Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 105)

21 Strictly Confidential. Do Not Duplicate or Distribute. Ten Year Total Shareholder Return vs. Peers -100% -50% 0% 50% 100% 150% 200% 250% 300% Apr-04 Apr-05 Apr-06 Apr-07 Apr-08 Apr-09 Apr-10 Apr-11 Apr-12 Apr-13 Apr-14 Bob Evans Proxy Peers Cracker Barrel Proxy Peers +239.4% Family & Casual Dining + 133.0% +207.4% + 79.2% Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE , CBRL, DAVE , DENN, DIN, DPZ , DRI, EAT, FRS, HAIN, LNCE , MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM , SJM , TAST , WEN, and YUM; as per Bob Evans’ 2014 Proxy Statement Note: Family & Casual Dining Peers (non - majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI , EAT, RRGB, and TXRH Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 105)

22 Strictly Confidential. Do Not Duplicate or Distribute. “ We are very pleased with many of the transformations that have taken place within Bob Evans….One of the things that we’ve been able to accomplish over the last five years is we’ve outperformed the Nasdaq, the Russell 1000, and also the S&P 500. That’s to me the measure if we’re truly having success….” – Steven Davis, Chairman & CEO of Bob Evans 1 In no way do we believe Bob Evans is “truly having success” 1 Source : Bob Evans' Chairman of the Board Steve Davis, July 24, 2013 (www.youtube.com/watch?v=CPCnROhu2l8, emphasis added)

23 Strictly Confidential. Do Not Duplicate or Distribute. Chronic and Severe Stock Price Underperformance Bob Evans’ Total Shareholder Return Relative to: Proxy Peers Family & Casual Dining Peers 1 Year - 10.0% - 17.0% - 9.1% 3 Year - 48.4% - 33.4% - 13.9% 5 Year - 121.2% - 130.1% - 47.9% 10 Year - 128.2% - 160.2% - 53.8 % Shareholders of Bob Evans have suffered years of woeful under - performance Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE , CBRL, DAVE , DENN, DIN, DPZ , DRI, EAT, FRS, HAIN, LNCE , MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM , SJM , TAST , WEN, and YUM; as per Bob Evans’ 2014 Preliminary Proxy Statement Note: Family & Casual Dining Peers (non - majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI , EAT, RRGB, and TXRH Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 105)

24 Strictly Confidential. Do Not Duplicate or Distribute. Consistently Poor Operating Performance Refresh Bob Evans

25 Strictly Confidential. Do Not Duplicate or Distribute. $1.00 $1.25 $1.50 $1.75 $2.00 $2.25 $2.50 $2.75 $3.00 Oct. 22, 2013 Dec. 4, 2013 Jan. 27, 2014 Mar. 4, 2014 Earnings Per Share $ 2.60 to $2.67 $ 2.60 to $2.65 $2.20 to $2.30 $1.60 to $1.75 Source: SEC filings; Capital IQ Management Repeatedly R educed I ts G uidance for FY 2014…

26 Strictly Confidential. Do Not Duplicate or Distribute. Source: twitter.com; SEC filings; Capital IQ Transcripts …and Has A lready S tarted to Guide - Down for FY 2015 ”One major concern that continues to linger I think is the fact that your earnings outlooks over the recent past have been massively reduced on a pretty consistent basis .” – Brian Bittner, Oppenheimer Bob Evans Farms Q4 2014 Earnings Call, July 9, 2014 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00 $2.20 $2.40 $2.60 $2.80 $3.00 Mar. 4, 2014 Jul. 8, 2014 Earnings Per Share $1.90 to $ 2.20 $2.80 to $ 3.00

27 Strictly Confidential. Do Not Duplicate or Distribute. -$2.50 -$2.00 -$1.50 -$1.00 -$0.50 $0.00 $0.50 $1.00 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Quarterly Earnings Per Share Consensus Estimates Actual Beat (Miss) Source: SEC filings; Capital IQ Bob Evans Repeatedly Misses Consensus Estimates Bob Evans has missed consensus EPS estimates 14 out of the last 24 quarters

28 Strictly Confidential. Do Not Duplicate or Distribute. Source: SEC filings; Knapp - Track Bob Evans Underperforms B oth the Knapp - Track Casual Dining Index , and… Since the start of CY 2014 Bob Evans has underperformed the Knapp - Track Casual Dining Index each month 0.3% - 1.0% - 0.6% - 2.0% - 2.9% 0.4% - 1.7% - 4.7% - 1.8% - 6.7% - 3.6% - 2.7% - 2.0% - 3.5% - 1.5% - 2.3% 0.0% - 1.5% - 3.8% - 2.3% - 1.5% - 1.7% - 0.8% - 0.6% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% Same Store Sales Bob Evans Knapp-Track Index Bob Evans Outperform (Underperform) “ We are surprised the stock did not pull back more given the weak sales trend , significant earnings revision for FY15, and uncertainty about the Company's future direction; however, we surmise some investors believe the disappointing results provide the activist shareholder, Sandell Asset Management, with a stronger argument for why investors should nominate its slate of directors .” Key Banc, July 10, 2014 (emphasis added)

29 Strictly Confidential. Do Not Duplicate or Distribute. … Its M ost C omparable F amily D ining P eer, Cracker Barrel - 0.9% 0.3% - 1.0% - 0.6% - 2.0% - 2.9% 0.4% - 1.7% - 4.7% - 1.8% - 6.7% - 3.6% 2.4% 2.7% 5.4% 5.4% 2.0% 2.5% 3.9% 1.5% 4.3% - 2.7% - 2.0% 2.2% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 Same Store Sales Bob Evans Cracker Barrel Bob Evans Outperform (Underperform) Over the last year, the same store sales at Bob Evans have underperformed Cracker Barrel in 11 of the last 12 months Source: SEC filings

30 Strictly Confidential. Do Not Duplicate or Distribute. Source: SEC filings 1 First nine months of FY 2014 Same Store Sales Growth (2009 – Present) vs. Cracker Barrel - 0.3% - 3.5% - 1.0% - 0.6% 1.0% - 2.1% - 1.7% 0.8% 0.2% 2.2% 3.1% 0.5% -4% -3% -2% -1% 0% 1% 2% 3% 4% FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 Same Store Sales Growth 1

31 Strictly Confidential. Do Not Duplicate or Distribute. - 1.0% 0.5% 0.8% 1.6% 1.8% 2.5% 2.9% 3.3% 4.3% 3 - Year Average Same Store Sales Growth (Core Brands) Source: SEC filings Represents Average Annual Growth

32 Strictly Confidential. Do Not Duplicate or Distribute. -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Q1 2015 Q2 2015 Q3 2015 Q4 2015 Same Store Sales Growth “In light of the lackluster finish to 4Q14 and start to FY15 in BOBE’s restaurant business, we argue the burden of proof will be on management to reverse the trend of negative comps in short order. We had thought the completion of the ‘Farm - Fresh Refresh’ renovation program would have resulted in a swift return to positive same - restaurant sales to begin FY15, but so far this is not the case as comps so far in the quarter are negative despite a lack of negative weather impacts .” Miller Tabak, July 9, 2014 (emphasis added) “a flat to low single - digit increase” - 2.5 to - 3.0% “ high single - digit increases during the second half of the year ” “Hockey Stick” FY 2015 Same Store Sales Guidance Source: SEC filings We note that same s tore s ales are projected lower EVEN AFTER completion of the Bob Evans “Farm Fresh Refresh” remodeling i nitiative

SG&A Expense Far in Excess of Peers

- The Company suffers from a cost structure that has resulted in SG&A expense far in excess of virtually all its peers
  - Because Bob Evans does not pursue a franchising strategy, to most accurately asses the Company's relative cost structure, we compare Bob Evans to its family and casual dining peers that are not majority-franchised
  - It is important to note that Bob Evans does not report restaurant advertising expense in SG&A whereas many of its peers do, so to achieve true comparability we must adjust for advertising expense

SG&A Expense

$ in millions, last fiscal year	Bob Evans	BJ's	Bloomin' Brands	Brinker International	The Cheesecake Factory	Cracker Barrel	Darden	Red Robin	Texas Roadhouse	Average ex-BOBE
Revenue	$1,328.6	$775.1	$4,129.2	$2,846.1	$1,877.0	$2,644.6	$6,285.6	$1,017.2	$1,422.0	
SG&A (not comparable)	154.6	49.1	268.9	134.5	114.7	143.3	663.5	124.3	77.3	
% of Revenue	*11.64%*	*6.34%*	*6.51%*	*4.73%*	*6.11%*	*5.42%*	*10.56%*	*12.22%*	*5.43%*	
Add: Advertising*	27.0	17.1	0.0	82.8	5.9	60.0	0.0	0.0	10.1	
SG&A (comparable)	$181.6	$66.2	$268.9	$217.3	$120.6	$203.2	$663.5	$124.3	$87.4	
SG&A as a % of Revenue	**13.67%**	8.54%	6.51%	7.64%	6.43%	7.68%	10.56%	12.22%	6.14%	**8.22%**

Bob Evans' SG&A expense as a % of revenue is 13.67%, far in excess of others and 5.45%, or 545 basis points, higher than the 8.22% average of its family and casual dining peers that are not majority-franchised

Source: SEC filings

** Advertising added if not already included in SG&A*

Note: We highlight page 35 of Exhibit 13.1 to the 10-K filed on 12/18/13 by Hormel, a direct competitor to BEF Foods, which indicates that Hormel's SG&A expense was 7.2% of revenue for the last fiscal year. Furthermore, page 13 of Exhibit 99.2 of the 8-K filed on 5/12/14 by Hillshire, another direct competitor to BEF Foods, discloses that Hillshire's SG&A expense was 8.8% of revenue. We thus see that the average of these data points is 8.0%, very close to the 8.2% average of the above listed restaurant companies, refuting possible claims that the overall cost structure of Bob Evans should be higher due by the presence of BEF Foods.

33 | Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

Perennially High SG&A Expense

- As the following exhibit graphically illustrates, the last fiscal year was not an aberration, as Bob Evans has suffered from high SG&A expenses for a number of years versus the average of its family and casual dining peers that are not majority-franchised



SG&A as a % of Revenue*
14%
13%
12%
11%
10%
9%
8%
7%
6%
SG&A as a % of Revenue*
FY2009
FY2010
FY2011
FY2012
FY2013
Bob Evans
Family & Casual Dining Peers
Cracker Barrel
Old Country Store

Bob Evans has had consistently and materially higher SG&A expense as a % of revenue than the average of such peers, which reflects a longstanding and pervasive spendthrift culture

Source: SEC filings

** Note: Advertising added if not already included in SG&A*

SANDELL CASTLERIGG INVESTMENTS

34 | Strictly Confidential. Do Not Duplicate or Distribute.

35 Strictly Confidential. Do Not Duplicate or Distribute. $5,528 $5,161 $5,001 $4,525 $4,381 $3,537 $3,268 $2,595 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 $5,500 $6,000 Cracker Barrel Bloomin' Brands Cheesecake Factory Brinker BJs Red Robin Texas Roadhouse Bob Evans $ in thousands 2014E Revenue Per Corporate Employee ■ While t here are several reasons why the Company’s SG&A expenses are far too high, one of the key reasons is the Company’s bloated corporate infrastructure; Bob Evans has 512 employees at its corporate headquarters 1 , which has resulted in far lower overhead efficiency (revenue per corporate employee) than all its family and casual dining peers that are not majority - franchised ■ Bob Evans generates $2.6 million of revenue per corporate employee, over 40% lower than the $4.5 million average of such peers Bloated Corporate Infrastructure Source: SEC filings; Bloomberg; Note: See Appendix (page 108) for detailed calculation of revenue per corporate employee 1 Corporate employee h eadcount at the end of FY 2013 ; the Company did not disclose its corporate employee headcount for FY 2014 Peer Average (ex BOBE): $4,486

36 Strictly Confidential. Do Not Duplicate or Distribute. ROIC: Disastrous “Farm Fresh Refresh” Remodeling Results ■ The Company’s much - promoted “Farm Fresh Refresh” remodeling initiative, which has required capital expenditures of $120 million across the entire Bob Evans chain , has been a consummate failure based on the Company’s disappointing same store sales results 2.20% 0.70% - 0.20% 0.00% 1.80% - 0.90% - 2.30% - 2.80% -3% -2% -1% 0% 1% 2% 3% FY2013 Q4 FY2014 Q1 FY2014 Q2 FY2014 Q3 Same Store Sales ( SSS) % Farm Fresh Refresh SSS Results By the second year after being “Farm Fresh” remodeled , same store sales have actually trended negative Source: SEC filings Note: The Company is apparently so embarrassed by their failed efforts that in a relatively recent Investor Presentation, they do not bother to display the Year 2 same store sales results for the Farm Fresh remodeled restaurants (see page 29 from exhibit 99.1 of the 8 - K dated April 11, 2014) and their recently released fiscal 2014 operating results do not disclose either year 1 or year 2 same store sales results for the Farm Fresh Refresh program 1 Bob Evans' Chairman of the Board Steve Davis, July 24, 2013 ( www.youtube.com/watch?v=CPCnROhu2l8, emphasis added) “That [Farm Fresh Refresh] has been a g reat success story. We started the first remodel program in Dayton, OH… We have a five - year plan, but it was going so - well, we said ‘why don’t we accelerate that?’” – Steven Davis, Chairman & CEO of Bob Evans 1

37 Strictly Confidential. Do Not Duplicate or Distribute. Abysmal Return on Invested Capital ■ The Company’s 3 - year Farm Fresh Refresh initiative, completed as of April 2014, has cost over $120 million and has generated almost no return on this invested capital The Company has ceased disclosing the results of their Farm Fresh Refresh initiative Source: SEC filings; Internal estimates Farm Fresh Refresh Rate of Return Same Store Sales (SSS) Year 1 Year 2 FY 2013 Q4 +2.20% +1.80% FY 2014 Q1 +0.70% - 0.90% FY 2014 Q2 - 0.20% - 2.30% FY 2014 Q3 +0.00% - 2.80% Average LTM SSS Performance +0.68% - 1.05% Average Sales Per Restaurant $1,740,000 $1,740,000 Incremental Sales Per Refreshed Restaurant $11,832 ($18,270) Contribution Margin (Revenue - COGS) 74.5% 74.5% Pre - Tax Return Per Refreshed Restaurant $8,815 ($13,611) Taxes @ 31.0% (2,733) 4,219 Net Return Per Refreshed Restaurant $6,082 ($9,392) Cost Per Refreshed Restaurant $225,000 $225,000 Net Rate of Return 2.7% - 4.2%

38 Strictly Confidential. Do Not Duplicate or Distribute. 19.1% 17.6% 15.6% 14.3% 14.2% 14.2% 13.7% 12.8% 10.2% 5% 7% 9% 11% 13% 15% 17% 19% 21% Cheesecake Factory Brinker Red Robin Darden Texas Roadhouse BJ's Restaurants Bloomin' Brands Cracker Barrel Bob Evans Last Fiscal Year EBITDAR Margin EBITDAR Margin vs. Peers Source: Bloomberg as of July 23, 2014 “BOBE’s business is unraveling quickly….” CL King, July 10, 2014

39 Strictly Confidential. Do Not Duplicate or Distribute. Unrecognized Asset Values Refresh Bob Evans

40 Strictly Confidential. Do Not Duplicate or Distribute. Extensive Real Estate Holdings ■ The Company has amassed an extensive portfolio of 480 wholly - owned restaurants (both land and building), or 86% of its entire restaurant base, all of which had been remodeled at significant cost by the end of FY 2014 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% % Restaurants Owned Bob Evans owns 86% of its restaurant base - substantially more than its family and casual dining peers that are not majority - franchised Source: SEC filings; Note: Latest fiscal years, excludes franchise locations

41 Strictly Confidential. Do Not Duplicate or Distribute. ■ We have received highly - credible, unsolicited approaches from five different multi - billion dollar investment firms (two private investment companies and three publicly - traded REITs) interested to enter into a sale - leaseback transaction with the Company involving some or all of its underlying real estate, including a very recent approach that would value the real estate associated with the Company’s 480 wholly - owned (land and building) restaurants and other properties at $900+ million Unrecognized Real Estate Value ■ Our analysis shows that the Company’s stock price does not reflect the significant value associated with its owned real estate, including its wholly - owned restaurants as well as its industrial and office real estate, which in total may be worth upwards of $900+ million , or over $38 per share We believe the value of Bob Evans’ real estate – alone – is worth more than $38 per share Stock Price $45.98 Shares Outstanding 23.5 million Market Value $1,081 million Real Estate Value Up to $900+ million Real Estate Value as a % of Market Value Up to 83% Real Estate Value Up to $38.30 per share Source: SEC filings; Bloomberg; internal estimates and third party discussions

42 Strictly Confidential. Do Not Duplicate or Distribute. Unrecognized Real Estate Value (cont.) ■ The excuses repeatedly utilized by the management and Board of Bob Evans for not unlocking the value associated with the Company’s real estate are in our opinion both specious and disingenuous: ≠ Flexibility : The Company’s claim that a sale - leaseback would “reduce flexibility” to improve facilities is misguided; any lessor, and particularly a sophisticated investor, has a vested interest in seeing improvements to its underlying properties – the claim that a lessor would not allow for future upgrades is absurd – As far as reducing “flexibility” to close restaurants, an assessment could be made of all restaurant properties so that only those with a healthy operating profile would be targeted for sale - leaseback ≠ Cost of Capital: The Company’s claim that a sale - leaseback would be a high cost form of financing overlooks the fact that the Company’s true cost of capital is much higher than its cost of debt; the Company has spent a tremendous amount of shareholders’ money on its real estate, which requires a return commensurate with the company’s total cost of capital, which has a significant equity component ≠ Rent Expense: The Company’s claim that a sale - leaseback would “burden” Bob Evans with rent expense ignores the fact that a sale - leaseback would also result in a reduction in depreciation expense, as the bulk of depreciation associated with real property that is sold and subsequently leased back is typically ascribed to the lessor, thus removing such depreciation from the selling company’s income statement (According to Exhibit 99.1 of the Company’s 8 - K filed on 7/8/14, Bob Evans is currently projecting to incur a staggering $83 million to $87 million in depreciation and amortization in FY 2015, which is far in excess of the entire Company’s projected net income for FY2015) None of the Company’s excuses justify ignoring the value - creating potential associated with Bob Evans’ extensive real estate assets

43 Strictly Confidential. Do Not Duplicate or Distribute. BEF Foods: No Meaningful Synergies ■ BEF Foods, the Company’s packaged foods division , contributes little in the way of synergies ■ Volatile sow prices, a significant cost to BEF Foods, have had a dramatic, negative impact on the Company’s earnings ■ BEF Foods operates independently, has a separate management team, and provides little in the way of either revenue or cost synergies to Bob Evans ■ Management is fighting a “two front war” and is already having difficulty managing the Bob Evans Restaurants business ● BEF Foods poses another challenge which we believe management has not effectively addressed (note the bungled Sulfur Springs expansion, which resulted in $6.2 million of startup costs and inefficiencies in FY 2014, along with the “supplier dispute” at BEF Foods, which led to an adverse $4.1 million negative impact to operating income in FY 2014) ■ We believe that BEF Foods, which competes with Hillshire, participates in a market that is becoming much more competitive, placing it at a significant disadvantage to larger food products companies, and heightening the urgency for a sub - scale competitor such as BEF Foods to re - evaluate its current ownership structure ● The proposed acquisition of Hillshire by Tyson would result in a dominant company that would have significantly strengthened buying power over its competitors such as BEF Foods Bob Evans should focus on getting its core restaurant business fixed rather than search for virtually nonexistent synergies with the BEF Foods business Source: SEC filings

44 Strictly Confidential. Do Not Duplicate or Distribute. BEF Foods: No Meaningful Synergies (cont.) Source: SEC filings ■ We believe that operating a packaged foods company such as BEF Foods within a restaurant chain impairs long - term shareholder val ue  Compromises Efficiency of Both Businesses : When manufacturers are captured by their customers, they are pressured to operate in a manner that may be suboptimal from the perspective of the manufacturer, leading to higher cost  Constrains Investor Universe : Most equity analysts that cover food products companies do not cover restaurants and vice - versa, thus many investors avoid Bob Evans as it is neither a pure play in restaurants or packaged foods ■ We believe that Management’s claimed synergies (See: Columbus CEO, Mar 2014) are wholly - impeachable based on reported results ≠ “Revenue Synergies”: There were just $ 14.8 million of intra - company revenues in 2014, which is a mere 4.0% of BEF Foods revenue and a nominal 1.1% of total Company revenue ≠ “ Branding Synergy”: There are cheaper/more effective ways to brand than owning manufacturing assets ≠ “Innovation Synergy”: As an example of management’s desperation to quantify synergies, the Company claims that without BEF Foods, Bob Evans would be making sausage gravy from scratch in its restaurants ≠ “Cross - Sale Synergy”: While BEF Foods makes products for Bob Evans Restaurants to sell, we believe that BEF Foods private label revenue growth is hindered due to BEF Foods being tethered to one specific restaurant brand ≠ “Price Certainty ”: Management claims that only food inflation is passed along to restaurants, however, no n - input costs are growing faster at BEF Foods, as BEF Foods is not the low cost producer Bob Evans’ Management (see recent investor presentation page 54) has not been able to consistently answer the “synergy” question, because we believe there are no synergies

BEF Foods: Value Disconnect

- In addition to contributing little in the way of synergies, the value of BEF Foods is not being adequately reflected in the stock price
- Packaged foods companies are afforded a markedly higher valuation (over 3.0x points) than restaurants in the public market (see table to the right)
- A direct competitor of BEF Foods, The Hillshire Brands Company, was recently the subject of an intense bidding war that resulted in a final offer valuing Hillshire at 16.7x EBITDA[1]

($ in millions)	Market Value	Enterprise Value (EV)	EV/ 2014E EBITDA	EV/ 2015E EBITDA
Restaurants - Family and Casual Dining (Non-Majority Franchised, > $500mm)				
BJ's	$ 879	$ 834	10.1x	8.6x
Bloomin' Brands	2,520	3,781	8.0x	7.2x
Brinker	2,907	3,687	8.5x	8.0x
Cheesecake Factory	2,196	2,189	8.6x	7.8x
Cracker Barrel	2,327	2,639	9.3x	8.8x
Darden	5,887	8,544	11.1x	10.5x
Red Robin	929	1,001	8.1x	7.1x
Texas Roadhouse	1,725	1,692	8.7x	7.8x
		Average	**9.1x**	**8.2x**
Packaged Food Companies				
B&G Foods	$ 1,569	$ 2,611	12.8x	11.7x
Campbell Soup Company	13,737	19,998	10.9x	10.8x
ConAgra Foods	13,131	22,038	9.9x	9.6x
Hillshire Brands	7,702	8,255	16.1x	15.0x
Hormel	12,630	12,387	12.0x	10.6x
Lancaster Colony	2,512	2,311	12.5x	12.2x
Pinnacle Foods	3,673	6,013	11.7x	11.1x
		Average	**12.3x**	**11.6x**

Source: Bloomberg

1 *Source: Tyson Foods Press Release, June 9, 2014*

45
Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

46 Strictly Confidential. Do Not Duplicate or Distribute. “Starbucks started out with coffee shops and now when you go into the grocery channel, you’ll find bags of coffee, you’ll find Starbucks kiosks. I think they’ve done the best job of what we’re trying to do. I think that serves as a great model for us.” – Steven Davis, Chairman & CEO of Bob Evans Columbus CEO Magazine, March 2014 Coffee is not sausage and Bob Evans is not Starbucks

47 Strictly Confidential. Do Not Duplicate or Distribute. Wasteful and Spendthrift Culture Refresh Bob Evans

48 Strictly Confidential. Do Not Duplicate or Distribute. Unnecessary Expenditures ■ Bob Evans has incurred expenses far in excess of its peers for what are, in our view, several unnecessary and extravagant pursuits which is particularly objectionable in light of the Company’s poor stock price performance ■ New Corporate Headquarters – The Company recently opened a new 40 acre, $48.2 million corporate headquarters campus in New Albany, Ohio and must incur additional expenses in its maintenance ● Its palatial character (see next page) is best described by the following: ■ Company Airplane – Bob Evans has jointly owned, with Grief, Inc. (a company whose Executive Chairman, Michael Gasser, happens to be the so - called “Lead Independent Director” of Bob Evans), a corporate jet, which was recently sold and replaced with a new, 2013 Bombardier Challenger 300, whose retail price is cited at $21.5 million ■ Bob Evans Farm and Homestead Museum – The Company owns the 937 - acre Bob Evans Farm in Rio Grande, Ohio, complete with a large brick farmhouse known as the Homestead, which serves as a company museum and historical center, and is now on the National Register of Historic Places “The result is a headquarters building, training center and shipping and receiving building nestled among infant chestnut trees and blueberry bushes , garden and ponds, and encircled by a 1 - mile walking path . On the exterior of the 138 , 000 square - foot main building, metal window louvers and stairwell towers suggest the vents and silos of a barn … A restaurant - size, red neon Bob Evans Farms logo welcomes visitors to a two - story lobby with polished concrete floors . Wood barn slats line hallways, where pieces of Bob Evans history or corporate values are displayed . ” The Columbus Dispatch, October 31, 2013 (emphasis added) We believe that the current Board’s shameful culture of waste has paved the way for a Company - wide culture of excess

49 Strictly Confidential. Do Not Duplicate or Distribute. ■ We believe that the wasteful spending behavior of management is best illustrated by the recent construction of the Company’s new $48.2 million corporate headquarters campus in New Albany, Ohio (see www.youtube.com/watch?v=lHQ_drorVk0 ) ■ We believe that the construction of this elaborate facility reflects a spendthrift culture perpetuated by Chairman and CEO Steven Davis and sanctioned by the Board of Directors ■ Particularly troublesome is the report that the city of Columbus, Ohio apparently offered the Company more than $14 million in incentives to stay in its former headquarters space 1 ● As is noted later in this presentation, five of the nine current legacy directors (i.e. pre - 2014) on this Company’s Board live in or near New Albany, including Steven Davis Extravagant New Corporate Headquarters The city of Columbus reportedly offered Bob Evans more that $14 million to stay in its former headquarters, yet the Board elected to spend nearly $50 million on an opulent new building in a town where nearly half the Board resides 1 Source: The Columbus Dispatch (October 31, 2013)

Extravagant New Corporate Headquarters (cont.)


Bob Evans
FARMS









"One of my passions is landscaping and I think that landscaping should tell a story… so we're going to have three 'founders gardens.'"

- Steven Davis, Chairman & CEO of Bob Evans[1]

*"The new corporate headquarters campus will include a 175,197 SF facility comprised of three separate structures. The Main Building is 137,542 SF of private and open offices, conference rooms, **various test kitchens, cafeteria, fitness area, locker rooms and balconies** for approximately 650 employees on two levels. The Training Building will be utilized for a training space for off-site employees as well as a place for all on-site gatherings and includes a large meeting room, limited office space, support spaces and storage in 13,515 SF on two levels. The Shipping and Receiving Building contains a mail room, office space, a loading dock, copy space and records storage in 24,140 SF on one level. The 40 acre site includes both visitor and employee parking areas, drop-offs and truck routing. **Site amenities include walking paths, a large pond, gardens, patios, orchards and fenced grassy areas.**"*[2])

1 Bob Evans' Chairman of the Board Steve Davis, July 24, 2013 (www.youtube.com/watch?v=CPOhROhu2I8)
2 Bob Evans Corporate Headquarters (www.coma.com/bob-evans.html, emphasis added)

50 | Strictly Confidential. Do Not Duplicate or Distribute.
SANDELL CASTLERIGG INVESTMENTS

51 Strictly Confidential. Do Not Duplicate or Distribute. ■ For many years, Bob Evans was shouldering the expenses associated with the aircraft pictured below, an ASTRA SPX (Gulfstream G - 100) 14 - seat aircraft: ● We note that a 49% interest in this plane was purchased in 2009 by a subsidiary of Greif, Inc. and we highlight the fact that Michael Gasser , the Company’s current, so - called “Lead Independent Director” of Bob Evans, is the Executive Chairman of the Board of Greif, Inc . ■ In 2013, the Company sold this airplane and in fact bought another one ! ● It is our belief that the Company now owns the following type of aircraft, a 2013 Bombardier Challenger 300 (BD - 100 - 1A10): ■ While there are significant financial implications associated with this purchase, as the Aircraft Bluebook cites an average retail price of $21.5 million for this type of airplane, we are especially troubled by the Company’s decision to acquire a new jet in the face of the Company’s numerous problems Corporate Jets Why does Bob Evans need a corporate j et when the majority of its restaurants are concentrated in a handful of neighboring states? Bob Evans’ corporate jets symbolize the current Board’s wasteful culture

52 Strictly Confidential. Do Not Duplicate or Distribute. ■ The Company is required to incur the expenses associated with maintaining the 937 - acre Bob Evans Farm in southeastern Ohio and not long ago invested more than $4 million in renovations to the Farm and its Homestead Museum 1 The Museum and Farm are additional examples of unnecessary expenditures Farm and Homestead Museum 1 Source : “Bob Evans facilities to cease operation”, Daily Register (July 26, 2013) “Many people might not know that we actually do not make money on the Festival or at the Farm – we lose money each year ….” – Margaret Standing, Senior Director, Corporate Communications of Bob Evans Daily Register, July 26, 2013 (emphasis added)

53 Strictly Confidential. Do Not Duplicate or Distribute. Failed Board Stewardship Refresh Bob Evans

54 Strictly Confidential. Do Not Duplicate or Distribute. A Highly Conflicted Board “Bob Evans’ Board is parochial in the extreme for a public company…This is in part due to the fact that a majority of the Board’s members have long - standing relationships with each other and with the Company’s Chairman and CEO, Defendant Steven A. Davis, whether through local Columbus, Ohio institutions (such as Ohio State University) or through their residence in or adjacent to New Albany, Ohio (an exclusive master - planned community northeast of Columbus with a population of approximately 7,700 )” Oklahoma Firefighters Pension & Retirement System v. Bob Evans, January 22, 2014 (emphasis added)

55 Strictly Confidential. Do Not Duplicate or Distribute. A Highly Conflicted Board – Before Our Involvement ■ The vast majority of Board members have numerous personal connections both to Steven Davis, who is Chairman and CEO, as well as amongst themselves ■ This closely - knit Board has allowed the irresponsible spending and failed initiatives of management go unchallenged, and then rewarded Mr. Davis personally in 2013 by providing an employment agreement with an unusually long 5 - year term Director Commentary Steven A. Davis Serves as both Chairman and CEO; Board member of The James Foundation ; Board member of JobsOhio ; significant donor (Headmaster’s Circle, Class of 2017) to The Columbus Academy ; while CEO, Bob Evans entered into transactions involving Ohio State University as well as a subsidiary of Greif, Inc . and Bob Evans has used the services of Vorys, Sater, Seymour and Pease ; previously worked at Kraft Foods, Inc . (1984 - 1993); the wife of Mr. Davis is a member of the Board of Trustees of the Columbus College of Art & Design and a founding member of the Women’s Leadership Council of the United Way of Central Ohio Michael J. Gasser Trustee of Ohio State University ; previous Board member of The James Foundation ; Former Chairman and CEO of Greif, Inc . Dr. E. Gordon Gee Former President of Ohio State University ( Note : Dr . Gee resigned as President of Ohio State University in July 2013 after outcry surrounding a history of insensitive and offensive public comments made by him) ; Board member of JobsOhio Mary Kay Haben Former executive at Kraft Foods Inc . (1979 - 2007) E. W. Ingram III Previous Board member of The James Foundation ; member of the Board of the Ohio State University Foundation Cheryl C. Krueger Trustee of Ohio State University ; Former President of the Board of Trustees of The Columbus Academy ; previous President and Board member of The James Foundation ; member of the Board of Ohio State University Foundation G. Robert Lucas Established the Lucas Family Scholarship fund through Ohio State University Foundation; former partner of Vorys, Sater, Seymour and Pease Eileen A. Mallesch Board member of State Auto Financial; member of the Board of Trustees of the Columbus College of Art & Design ; founding member of the Women’s Leadership Council of the United Way of Central Ohio Paul S. Williams Former President of the Board of Trustees of The Columbus Academy ; Board member of State Auto Financial ; former partner of Vorys, Sater, Seymour and Pease Note : We do not believe that there was a single, genuinely independent member on this Board of Directors before our involvement, nor do we believe that a reasonable person could fairly characterize any of the above Directors as an “ Independent Outside Director” according to the ISS 2014 U.S. Proxy Voting Guidelines. Institutional Shareholder Services (ISS) defined an “Independent Outside Director” as one where there is: “No material connection to the company other than a board seat,” where “material” is further defined as: “a standard of relationship ( financial, personal or otherwise ) that a reasonable person might conclude could potentially influence one’s objectivity in the boardroom in a manner that would have a meaningful impact on an individual’s ability to satisfy requisite fiduciary standards on behalf of shareholders” (emphasis added).

Dizzying Array of Connections – Before Our Involvement



Mary Haben
Gordon Gee
Bill Ingram
Michael Gasser
Cheryl Krueger
Steven Davis
Former CEO
Robert Lucas
Larry Corbin
Eileen Mallesch
Paul Williams
Key
The Ohio State Univ.
The James Foundation
The Columbus Academy
Vorys, Sater
Greif, Inc.
State Auto
Columbus College A&D
Kraft Foods, Inc.
United Way Central Ohio
JobsOhio

56 Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

57 Strictly Confidential. Do Not Duplicate or Distribute. “ Sitting on a corporate board has been like playing golf to me . It is my hobby . ” – Gordon Gee, Director at Bob Evans (2009 – 2014) Vanderbilt Hustler, September 27, 2006 (emphasis added) Mr. Gee expressed this attitude before Bob Evans saw fit to add him to the Board. It wasn’t until after our involvement that Mr. Gee resigned from the Board

A Stale Board – Before Our Involvement

- Bob Evans suffers from a stale Board of Directors, with an average Director tenure of over 14 years

Director	Year Appointed	Tenure (Years)	TSR Relative to Family & Casual Dining Peers that are not majority-franchised[1]	TSR Relative to Cracker Barrel[1]
Larry C. Corbin	1981	33	-800.1%	-5,117.0%
Steven A. Davis	2006	8	2.1%	-100.2%
Michael J. Gasser	1997	17	-453.5%	-82.1%
E. Gordon Gee	2009	5	-95.6%	-213.2%
Mary Kay Haben	2012	2	-32.7%	-45.9%
E. W. Ingram III	1998	16	-264.0%	-38.0%
Cheryl C. Krueger	1993	21	-195.9%	7.0%
G. Robert Lucas	1986	28	-1,296.8%	-6,265.9%
Eileen A. Mallesch	2008	6	-97.3%	-222.7%
Paul S. Williams	2007	7	-27.6%	-125.4%
Average:		14.3 Years	-330.4%	-1,228.5%

The average tenure of S&P boards is 8.6 years[2]

There was nothing "fresh" about the Board's former composition

1 Source: Bloomberg (as of April 21, 2014, which was prior to Sandell's nomination of its independent slate); Refresh Bob Evans analysis; Note: TSR measured from the date the Director joined the Board, with the exception of Ms. Krueger, Mr. Lucas, and Mr. Corbin, which used an estimated start date of 6/1/1993, 6/1/1986, and 6/1/1981 respectively
2 Source: Spencer Stuart Board Index 2013, page 17

SANDELL CASTLERIGG INVESTMENTS
58 | Strictly Confidential. Do Not Duplicate or Distribute.

59 Strictly Confidential. Do Not Duplicate or Distribute. Are the three new Board members capable of effecting change? ■ Purely as a knee - jerk reactionary measure in our view, and coming one day after the announcement of our nomination of a slate of directors , the Company appointed three new members to the Board ■ We view this as a cynical attempt by Bob Evans to pose as a company that embraces good governance after years of under - performance ■ We find the Company’s claim that it has “worked with an executive search firm for over a year” to identify candidates “with the appropriate skill sets” wholly unbelievable, particularly considering the none of these three new members have any meaningful restaurant operating experience ■ Since the addition of these new Board members, we have seen absolutely no operational, financial, or strategic changes, nor have we seen any changes to the Company’s governance structure (for example, the Company has declined to separate the Chairman and CEO positions) The addition of these Directors in the face of a contested election campaign represents a disingenuous attempt to appear responsive to shareholder concerns New Board Member Current Occupation Meaningful Restaurant Operating Experience? Kathleen Lane Former Chief Information Officer of TJ Maxx No Larry McWilliams Co - CEO of Compass Marketing No Kevin Sheehan CEO of Norwegian Cruise Line No

Past as Prologue? - The History of Mimi's Café

- The disastrous history of Mimi's Café, from its acquisition by Bob Evans in July of 2004 for $183 million to its sale in February of 2013 for $50 million, is a painful illustration of the value destruction resulting from this Board's failure to react to problems and grave financial danger posed to shareholders if these current Directors are to remain on the Board

	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
Mimi's Same Store Sales	Purchased	+ 1.6%	+1.6%	-2.4%	-7.2%	-7.2%	-4.5%	-4.0%	Sold
Commentary	Bob Evans purchases Mimi's for $183 million (July 2004)	"We believe both Mimi's Cafes and Bob Evans Restaurants can further benefit by continuing to work together as a team" – Steven Davis, 2006 Annual Report	"Most of Mimi's new units are generating sales above the system-wide average, so we remain very excited about the concept's growth potential" – Steven Davis, 2007 Annual Report	"We are planning to drive top-line growth at Mimi's with a new menu" – Steven Davis, 2008 Annual Report	"I'd like to think that the team we put in place...you'll continue to see improvements in Mimi's Cafe" – Steven Davis, 11/12/08	"So we are in pretty good shape with Mimi's Café...As of today there isn't any plan to dramatically close a bunch of Mimi's Cafes" – Steven Davis, 3/18/10	"We now have a sales manager in every Mimi's Café restaurant, along with assistant managers dedicated solely to driving sales" – Steven Davis, 11/17/10	"Turning Mimi's around is a very high priority, and we expect the Mimi's team...to deliver on those expectation" – Steven Davis, 11/16/11	Bob Evans sells Mimi's for $50 million (February 2013)
Existing Current Directors on Board	Corbin Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Haben Ingram Krueger Lucas Mallesch Williams

The failure of Mimi's Café demonstrates the total lack of credibility of the current Board to be good stewards of shareholder capital

Source: SEC filings

60 | Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

61 Strictly Confidential. Do Not Duplicate or Distribute. Mimi’s Café: Even Less than Meets the Eye ■ The actual value received for Mimi’s may be even less than reported ● Of the reported $ 50 million received by Bob Evans for the Mimi’s chain, $ 30 million was in the form of a seven - year promissory note with an annual interest rate of 1 . 5% , which is currently valued on the Company’s balance sheet at $ 16 . 0 million ● Further reducing the ultimate consideration that the Company received was the agreement that Bob Evans provide transitional services to Mimi’s Café for a period of up to one year, an endeavor that may have resulted in up to $ 10 million of additional costs ● Based on the above, the actual value received for Mimi’s may be only $ 26 million, versus a purchase price of $ 183 million, or a loss of $ 157 million, which represents a staggering 86 % of the purchase price ● The following passage in Nation’s Restaurant News includes commentary from Phil Costner, the new President of Mimi’s under its new owners Le Duff America, and discusses the missteps made by Bob Evans : Bob Evans, under the direction of nine members on the current Board, lost $157 million on its sale of Mimi’s Café “’In the next 18 - 24 months, I think we’re going to engineer one of – if not the - greatest comebacks in our lifetime,’ [Costner] said. “Costner said the three - day part chain has seen average unit volumes fall from $3.5 million to $2.5 million in the past five years due to what he views as mismanagement from its previous owners , who moved the chain away from its casual - dining roots . “’It’s pretty clear that the direction from the prior ownership was very explicit, very direct, and that’s what specifically repositioned Mimi’s as a family - dining house and vacated the casual - dining segment ,’ he said.” Nation’s Restaurant News, September 4, 2013 (emphasis added) Source: SEC filings; Refresh Bob Evans analysis

62 Strictly Confidential. Do Not Duplicate or Distribute. The Current Bob Evans Board has Overseen Repeated “Weaknesses in Internal Controls” ■ The Company has had to restate earnings three times in the last two years 1 ■ Most recently, the Company delayed its Fiscal 2014 full - year and Q4 earnings release due to “weaknesses in internal controls” 2 ■ We highlight the fact that the Company postponed its disastrous Q4 earnings release, disclosing a 30% reduction in FY 2015 EPS Guidance, until AFTER THE RECORD DATE FOR THIS YEAR’S CONTESTED ELECTION ■ The Company spent $6 million in Fiscal 2014 on “additional professional services, including costs for strengthening the Company’s internal processes and controls over financial reporting and responses to an activist stockholder” 3 ■ Furthermore, the Company has stated that it intends to spend an additional $5.5 million in Fiscal 2015 “associated with responses to an activist shareholder” ■ We note that Eileen Mallesch, Chairperson of the Audit Committee, has held such role for the entire time these accounting issues related to “weaknesses in internal controls” have persisted “[C]an you help us understand what needs to happen and when you can expect to have internal financial reporting controls to a level that will allow the company to make timely reports?” – Chris O'Cull, KeyBanc Bob Evans Q4 2014 Earnings Call, July 9, 2014 1 Source : SEC filings 2 Bob Evans Press Release, June 16, 2014 3 Bob Evans 8 - K, July 9, 2014

63 Strictly Confidential. Do Not Duplicate or Distribute. Board’s Entrenchment Action Forced Sandell Litigation ■ In November of 2011, the Board sought to impose an improper Bylaw restriction on shareholders that would have further entrenched the Board by severely limiting the ability of shareholders to effect change by amending the Company’s Bylaws ● Specifically, the Board unilaterally adopted, without shareholder approval, a requirement that an 80 % supermajority shareholder vote be obtained in order for shareholders to amend the Bylaws ● This amendment was made less than three months after shareholders had overwhelmingly voted to reduce such a supermajority requirement to a majority threshold, and in any event was made in contravention of the terms of the then existing, Board - proposed bylaw ■ Due to this Board’s action, Sandell filed a lawsuit against the Company and its Directors in the Court of Chancery of the State of Delaware in January of 2014 in order to restore the rights of shareholders to amend the Company’s Bylaws by majority vote ■ Shortly after this lawsuit was filed the Company reversed its improper previous Bylaw restriction ■ We are confident that this Board would not have reversed its improper attempt to disenfranchise shareholders without our efforts and the threat of judicial scrutiny We believe that the Board’s attempt at entrenchment clearly demonstrates its contempt for the Company’s shareholders

64 Strictly Confidential. Do Not Duplicate or Distribute. Oklahoma Firefighters vs. Bob Evans ■ Because of the Board’s improper action, another long - time shareholder, the Oklahoma Firefighters Pension & Retirement System (“Oklahoma Firefighters”), filed suit in Delaware against the Company and its Directors in January of 2014 ■ The complaint filed by the Oklahoma Firefighters discusses in great detail the troubling history of entrenchment actions taken by the Company’s Directors over a period of many years to disenfranchise shareholders, as well as detailing what we believe are numerous insidious relationships amongst Directors : “ We’re a very stockholder friendly company. ” – Steven Davis, Chairman & CEO of Bob Evans Columbus CEO Magazine, March 2014 “When directors of a publicly traded company take such brazen action…the only logical conclusion is that they are motivated by deceit and entrenchment .” “ Bob Evans and the Director Defendants have a long history of suppressing public stockholders ’ efforts to ensure Board accountability. As set forth herein, for more than 10 years, since at least 1998, the Board has erected hurdle after hurdle to hinder stockholders’ efforts to declassify the Board and to ensure their continued tenure.” “Defendant Bob Evans’ Board is parochial in the extreme for a public company…This is in part due to the fact that a majority of the Board’s members have long - standing relationships with each other and with the Company’s Chairman and CEO, Defendant Steven A. Davis, whether through local Columbus, Ohio institutions (such as Ohio State University) or through their residence in or adjacent to New Albany, Ohio (an exclusive master - planned community northeast of Columbus with a population of approximately 7,700 ).” “Defendant Davis is a resident of New Albany, Ohio…Defendant Ingram is a resident of New Albany, Ohio…Defendant Krueger is a resident of New Albany, Ohio…Defendant Lucas is a resident of New Albany, Ohio…Defendant Mallesch lives in Gahanna, Ohio, which abuts New Albany, Ohio .” Oklahoma Firefighters Pension & Retirement System vs Bob Evans, January 22, 2014

65 Strictly Confidential. Do Not Duplicate or Distribute. Nominees Suggestions for Fixing Bob Evans Refresh Bob Evans

66 Strictly Confidential. Do Not Duplicate or Distribute. Fixing Bob Evans • Revise Brand Position and Improve Customer Experience • Simplify & Enhance Menu • Optimize Marketing Effectiveness Top - Line Improvement Bottom - Line Improvement Realizing Value for Assets Changing the Corporate Culture

67 Strictly Confidential. Do Not Duplicate or Distribute. ■ Reversing the decline in same store sales in order to drive top - line improvement is a key priority ■ Our nominees have numerous actionable ideas that can help Bob Evans reverse the decline in restaurant traffic x Revise Brand Position and Improve Customer Experience x Simplify & Enhance Menu x Optimize Marketing Effectiveness Top - Line Improvement Ideas Our nominees see a plethora of low - hanging fruit

Top-Line Improvement: Revise Brand Position and Improve Customer Experience

- In order to drive traffic back to the restaurants, the Bob Evans brand positioning needs to be revised
- Our nominees have a number of suggestions to achieve this
  - ✓ **Reposition the Bob Evans brand to focus on what made it great: *Fresh, Home-Style Cooking from the Farm***
  - ✓ **Seek to re-emphasize focus on breakfast**
  - ✓ **While the restaurants are generally in good physical condition, the design elements of the Farm Fresh remodels need to be examined**
    - For example, the bakery and mini-retail placement does not enhance brand perception
  - ✓ **Examine implementing a "phantom" ownership plan for individual restaurants to incent managers to achieve superior customer service and improved financial results**
  - ✓ **Labor scheduling systems need to be reviewed to ensure restaurants are staffed appropriately**
  - ✓ **Consider completing check closeout at tables rather than at the front registers**
  - ✓ **Back line IT systems should be reviewed to maximize speed of service**
  - ✓ **Explore the use of tablets to speed customer ordering process**

> *"BOBE is a stodgy, old company that has flown under the radar for far too long."*
>
> HedgEye, May 8, 2014

SANDELL
CASTLERIGG INVESTMENTS

68
Strictly Confidential. Do Not Duplicate or Distribute.

Top-Line Improvement: Simplify & Enhance Menu

- The Bob Evans menu is a needlessly complicated collage of years of stale ideas: www.bobevans.com/ Menu
- Our nominees believe that many items on the current Bob Evans menu are too large or too expensive
- We believe that Bob Evans' menu has diluted the Company's brand and blurred customer perception of the brand's utility; a restaurant brand serves a unique purpose in peoples lives, and successful restaurants focus on that utility (e.g. burgers, pizza, fish, sushi, sandwiches, steak)
  - ✓ **Consistent with Bob Evans old slogan "We do it right. Or we don't do it."[1] our nominees would seek to focus the Bob Evans Menu on its core competency of fresh comfort food**
  - ✓ **Examine each menu item against a customer price/ value screen**
  - ✓ **Position price points in a tighter band**
  - ✓ **Add additional "flour" and "egg" options to the breakfast menu**
  - ✓ **Significantly revise the lunch and dinner menu which has drifted into territory where Bob Evans will not compare favorably to competitors**

> "After speaking with investors in recent weeks, **we argue a more prudent strategy to drive sales at BOBE would be focusing on the company's strengths at breakfast and lunch** rather than chasing a few customers at dinner (which always has been a challenge for BOBE anyway)."
>
> Miller Tabak, July 9, 2014 (emphasis added)

1 See www.youtube.com/ watch?v=_korfGZTlNYE

69 | Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

70 Strictly Confidential. Do Not Duplicate or Distribute. As former CEO of Arby’s, one of the largest U.S. restaurant chains with over 3,500 restaurants, including over 1,000 company - operated locations, Doug Benham presided over significantly enhanced sales performance, increasing company - operated restaurant EBITDA by over 100% Top - Line Improvement: Simplify & Enhance Menu (cont.) “At Arby’s, we based our business around what we were great at — Roast Beef — and simply did it better than anyone else. This provided the quality halo for us to expand our product offerings to meet our customer’s needs. That experience showed me that successful companies work hard to build - up their strengths rather than try to be all things to all people . “When I look at Bob Evans menu right now I see a restaurant company that is not providing an experience which is consistent with its established brand. The declining results show in scientific terms what we in the industry have known for sometime, that Bob Evans has lost its way. “I am thrilled at the prospect of participating in a Bob Evans turnaround. People still want classic American fare and people still want pancakes, eggs, and sausage. A focused Bob Evans has the opportunity to regain its lost customers and fulfill a very profitable niche in the restaurant landscape.” – Doug Benham, Director Nominee Doug Benham on Menu Simplification

71 Strictly Confidential. Do Not Duplicate or Distribute. 1,400 300 0 200 400 600 800 1,000 1,200 1,400 1,600 “Likes” in thousands 55 3 0 10 20 30 40 50 60 “followers” in thousands 40% 20% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Percent of web traffic who view additional pages after home page Source: Alexia Web Analytics, July, 2014 Source: facebook.com, July, 2014 Source: twitter.com, July, 2014 ■ We believe Bob Evans has dramatically lagged the industry in its ability to effectively attract customers through its marketing program ■ Our nominees would seek to optimize the marketing efforts of Bob Evans by : x Implementing more effective social media marketing x Linking restaurant promotions to social media users x Regaining lost customers by selectively targeting niche demographics Top - Line Improvement: Optimize Marketing Effectiveness

72 Strictly Confidential. Do Not Duplicate or Distribute. Top - Line Improvement : Optimize Marketing Effectiveness (cont .) As CEO of the Triarc Beverage Group, Mike Weinstein dramatically increased sales of Snapple, a company whose purchase he oversaw for $300 million and sold 3 years later for $1.5 billion “When Triarc acquired Snapple from Quaker Oats, the brand was in a serious volume decline. We learned that consumer interest in Snapple was waning due to several years of lackluster, ineffective marketing. We went back to the brands’ roots of quirky, consumer - focused marketing and despite spending levels half those of Quaker Oats, created an immediate and dramatic turnaround in consumer engagement scores and sales volumes . “The restaurant marketplace is incredibly competitive with hundreds of brands fighting to offer consumers products for the same occasions. Bob Evans is a relatively small player which means every marketing dollar has to work really hard to justify its investment. Looking at metrics from social media, it’s apparent that at least that part of the marketing mix is not pulling its weight. For Bob Evans to deliver on their stated mission of becoming ‘our customers’ favorite restaurant’, they need to create a culture of marketing effectiveness characterized by differentiation, quality and creativity . “I relish the opportunity of contributing to the turnaround of Bob Evans, just as I did with Snapple. It is a classic brand with a distinct image that has broad appeal. Increasing the company’s marketing effectiveness can create significant increases in top line revenue and shareholder value .” – Mike Weinstein, Director Nominee Mike Weinstein on Marketing

73 Strictly Confidential. Do Not Duplicate or Distribute. Fixing Bob Evans Top - Line Improvement • Improve Restaurant Margins • Reduce Corporate Overhead • Reassess Capital Spending • Future Franchise Opportunities Bottom - Line Improvement Realizing Value for Assets Changing the Corporate Culture

Bottom-Line Improvement: Improve Restaurant Margins

- The Company's "Prime Costs" are currently between 63-64% of revenue – well above the majority of its peers
- To improve restaurant margins, we believe Bob Evans should:
  - ✓ **Explore augmenting menu with lower-cost carbohydrates in lieu of protein**
  - ✓ **Re-examine current portion size in order to reduce waste**
  - ✓ **Develop a hedging program to protect the Company from volatile commodity costs**
  - ✓ **Focus future investment on guest facing employees (operations, teaching - training, human resources)**



Last Fiscal Year Prime Costs as a Percentage of Revenue
65%
64%
63%
62%
61%
60%
59%
58%
57%
56%
55%
56.5%
58.4%
59.0%
60.0%
60.8%
62.2%
62.4%
63.3%
64.0%
Cheesecake Factory
Red Robin
Brinker
BJ's
Bloomin' Brands
Darden
Cracker Barrel
Bob Evans
Texas Roadhouse

Source: SEC filings
Note: Prime Costs are defined as cost of goods sold and labor costs divided by revenue; revenues from franchises omitted; Cracker Barrel restaurant and retail labor costs not segmented out

74 | Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

75 Strictly Confidential. Do Not Duplicate or Distribute. Bottom - Line Improvement: Improve Restaurant Margins (cont.) As former CEO of O’Charley’s, a company with three distinct restaurant brands spread across 27 states, Mr. Head oversaw the company’s successful turnaround, as he and his management t eam were able to increase guest satisfaction and thus comparable sales while at the same time reduce restaurant - level expenses, which led to significantly higher operating margins “At O’Charley’s, we believed that improving the guest experience and driving out waste, inefficiency and unneeded costs were our core objectives. Through disciplined teams working on issues related to operations , finance and supply chain management, we were successful in improving operating margins. At the restaurant level, we utilized a strict actual vs theoretical food and beverage cost model to precisely curtail waste and inefficiency in our preparation and delivery . From a labor cost perspective, restaurant operations utilized sophisticated scheduling software to ensure that there was an efficient deployment of service and kitchen employees to best serve the guest. “Meaningful improvement in restaurant level operations for the guest, employee and investor is the foundation for sustained success in the restaurant industry. I believe this formula will work at Bob Evans as well and I believe that my experience and track record of lowering costs and improving margins will be helpful in providing insight as the Board seeks to turnaround Bob Evans.” – David Head, Director Nominee David Head on Improving Margins

76 Strictly Confidential. Do Not Duplicate or Distribute. Bottom - Line Improvement: Reduce Corporate Overhead ■ Public documents do not break out how many of the 512 corporate employees 1 are dedicated to BEF Foods, however we believe that the ratio of corporate staff to restaurants to should be closer to one staff member per two to three restaurants ■ We believe that the near one - to - one ratio of corporate staff to total restaurants is symptomatic of an office - based culture rather than a guest - focused culture ■ We would recommend that the Company take the following steps to reduce the cost of its corporate overhead: x Scrutinize operational chart at corporate HQ to identify possible redundancies x Set goal of 1 corporate staff person per 2 to 3 restaurants x Review expenditures at department level to assess outsourcing possibilities x Analyze net cost associated with maintenance of Bob Evans Farm and Homestead Museum x Review usage and cost of corporate aircraft 1 FY 2013 ; the Company did not disclose its corporate employee headcount for FY 2014 “Customers and investors would be better served if the Company’s investments were focused on the guest experience rather than at the corporate level.” – David Head, Director Nominee

77 Strictly Confidential. Do Not Duplicate or Distribute. Bottom - Line Improvement: Reassess Capital Spending ■ The Farm Fresh Refresh remodeling initiative has been a costly, no return endeavor for Bob Evans (see page 37) ■ Effective restaurant operators test remodeled restaurants and roll them out slowly – with fiscal prudence – and only proceed if the results demonstrate that such expenditures are improving sales ■ Bob Evans appears to have been intent on completing its Farm Fresh Refresh program regardless of its poor results ■ Based on our observations, we would make the following recommendations : x Reassess existing FY 2015E capital spending plans, including the potential Farm Fresh Refresh 2.0 and ERP spending plans x Eliminate spending on projects that generate a sub - optimal return on invested capital x Develop procedures to ensure disciplined future capital budgeting plans “[I]t seems like while [Bob Evans is] getting a lift, it’s pretty modest for what we typically see out of a remodel program.” – Michael Gallo, CL King Q2 2013 Bob Evans Earnings Call, December 4, 2013 “If elected to the Board of Bob Evans, I would want a much more deliberate roll - out for any major capital expenditure. If such spending proves effective, then great, we can scale up from there. But under no circumstance would I as a Board member accept wholesale expenditures without definitive evidence of a likely return on investment. The way in which the ‘Farm Fresh Refresh’ initiative was conducted makes me wonder what – if any – evidence the Board and management had to approve such a massive expenditure of shareholder dollars.” – Doug Benham, Director Nominee

78 Strictly Confidential. Do Not Duplicate or Distribute. Bottom - Line Improvement: Future Franchise Opportunities ■ As a longer - term strategy , Bob Evans has the ability to pursue various franchise opportunities x The Company must first implement top line and bottom line improvements to achieve better restaurant - level economics in order to appeal to potential franchisees x As operations improve, the Company may start to solicit franchisees that operate other non - competing restaurant brands x Focus on experienced casual dining franchisees operating in large trade areas x Seek to achieve franchise penetration in states contiguous to company - operated restaurants x Separate from “de novo” franchising, certain Bob Evans restaurants in non - core markets may be candidates for re - franchising subsequent to the implementation of top - line and bottom - line enhancements Once Bob Evans has regained its footing and demonstrated consistently improved operating results, franchise opportunities may provide the Company with an efficient path for meaningful expansion with reduced spending requirements

79 Strictly Confidential. Do Not Duplicate or Distribute. Bottom Line Improvement: Future Franchise Opportunities (cont.) As Chairman and CEO of Sonic Corporation, Steve Lynn built the management team that transformed the company into a chain with $3 billion in system - wide sales and has been involved in the successful restructuring, refranchising, and management of several organizations “I see several areas in which I can utilize my experience to help re - position Bob Evans for greatness. One of the many aspects of the Company that is attractive to me is the blue - sky potential inherent in future franchising opportunities involving the Bob Evans restaurant concept. As I have close to 40 years of experience involved in various aspects of franchising, I have relationships with many well - capitalized groups operating in the restaurant space that are looking for new brands to franchise. The historical Bob Evans brand, which connotes the image of ‘food fresh from the farm’ is an appealing one that I believe would resonate with potential franchisees in many contiguous states where Bob Evans does not have a presence. A future franchising endeavor would offer Bob Evans the potential to expand its business with little in the way of cost or capital commitment and I look forward to the ability to aid in this effort.” – Steve Lynn, Director Nominee Steve Lynn on Future Franchise Opportunities

80 Strictly Confidential. Do Not Duplicate or Distribute. Fixing Bob Evans Top - Line Improvement Bottom - Line Improvement • Real Estate • BEF Foods Realizing Value for Assets Changing the Corporate Culture

Realizing Value for Assets: Real Estate

- Bob Evans currently owns 86% of their restaurants, substantially more than its comparable peers
  - ✓ **The Company must perform a "top down" analysis of the real estate in order to determine the best means to realize value**
- Bob Evans is unnecessarily tying up capital in illiquid business assets that could be used in more efficient ways to enhance shareholder value
  - ✓ **The Company conveniently overlooks the fact that the hundreds of millions of dollars that it has spent on real estate is shareholders' money, which has an equity cost of capital associated with it**
  - ✓ **Another issue overlooked by Bob Evans is the tremendous depreciation associated with these real estate expenditures and the very material impact such depreciation has on earnings (As previously noted, Bob Evans is projecting $83 million to $87 million in depreciation and amortization expenses in FY 2015, far in excess of total projected net income for FY2015)**
  - ✓ **A sale-leaseback would allow the Company to allocate capital to initiatives that generate the highest returns for shareholders**

> ***"There is an un-intended consequence that may be associated with company-owned properties: The false perception that restaurant units are producing acceptable operating results due to the lack of inclusion of real estate capital costs. This lack of appreciation of real estate capital costs may lead to cost control "slippage" at the restaurant, whereas managers that are charged a rent expense are forced to more diligently focus on keeping operating expenses low. The fact that Bob Evans has spent hundreds of millions of dollars on real estate may not appear as a cash expense to restaurant management, but this is capital that has a cost."***
>
> – Doug Benham, Director Nominee

Shareholders deserve a truly impartial, clear-eyed assessment of methods to unlock the Company's real estate value

SANDELL
CASTLERIGG INVESTMENTS

81 Strictly Confidential. Do Not Duplicate or Distribute.

82 Strictly Confidential. Do Not Duplicate or Distribute. Lee Wielansky has over 30 years of real estate development experience, having served as CEO of JDN Development Company, a subsidiary of JDN Corporation, a publicly - traded REIT, as well as Managing Director of Regency, another public REIT with over 30 million square feet of owned property across 300 shopping centers in the United States “As a real estate professional based in the Midwest for over 30 years, I am very familiar with the type of properties that Bob Evans owns and the significant value that is associated with the Company’s well - sized, well - located restaurants. I have spent countless hours on both sides of real estate transactions and have negotiated the purchase and sale of over $5 billion of properties over the years. I believe this insight will be of great help to the Board as it seeks to analyze the best means with which to unlock the value associated with the real estate owned by Bob Evans, which constitutes a significant portion of the Company’s total value.” – Lee Wielansky, Director Nominee Lee Wielansky on Bob Evans Real Estate Realizing Value for Assets: Real Estate (cont . )

83 Strictly Confidential. Do Not Duplicate or Distribute. Realizing Value for Assets: Real Estate (cont.) ■ As opposed to a theoretical exercise, the following represents a very recent indication of interest from a highly credible, multi - billion dollar investment firm interested in pursuing a real estate transaction with Bob Evans : x We would recommend that the Company perform a restaurant - by - restaurant assessment and divide such results into three tiers : “Tier A,” “Tier B,” and “Tier C” in order to identify the best - performing restaurants x We would seek to package the “Tier A” properties as a unit, possibly in combination with the Company’s other ancillary real estate properties (HQ, other), and solicit competing bids x Given the five indications of interest that Sandell has received from multi - billion dollar investment firms, the Company likely has the ability to negotiate favorable terms in a very competitive bidding process x With the implementation of top - line and bottom - line improvements, the operating performance of “Tier B” and “Tier C” restaurants should improve over time, heightening the potential for additional sale - leaseback transactions in the future

84 Strictly Confidential. Do Not Duplicate or Distribute. As a Senior Credit Officer at Moody’s Investor Service, Annelise Osborne is responsible for evaluating a credit portfolio of over $450 billion in securities tied to commercial real estate and has over 15 years of finance experience that encompasses a wide range of transactions “Having analyzed many real estate transactions from a credit - worthiness point of view, I am convinced that Bob Evans can unlock substantial value from its real estate. To me, Bob Evans is an iconic company that has the ability to reward shareholders in many ways, both by pursuing operational enhancements and by optimizing its balance sheet, which includes tapping into the ‘hard asset’ value of its real estate. “My familiarity with the terms associated with a wide variety of real estate transactions as well as my many years assessing the key credit metrics needed for a strong financial profile will be very helpful to ensure that the Company pursues any financial decisions with the requisite prudence and I look forward to the prospect of helping the Board as they assess these matters in the future.” – Annelise Osborne, Director Nominee Annelise Osborne on Real Estate and Financial Strength Realizing Value for Assets: Real Estate (cont.)

Realizing Value for Assets: BEF Foods

- The bidding war for Hillshire indicates the M&A appetite for a packaged foods company like BEF Foods
- ✓ **Our nominees believe that now is an excellent time to perform a full strategic review of BEF Foods, which may contemplate a sale of the business, a spin-off or split-off of the business, or its retention**
- ✓ **Our nominees would recommend that the Company retain a qualified and impartial financial advisor to determine the best path forward for BEF Foods**



$65
$60
$55
$50
$45
$40
$35
$30
Price Per Share
May-14
Jun-14
Jul-14
Pilgrim's
June 3, 2014: Pilgrim's Pride offers to acquire Hillshire for $7.7 billion ($55/share)
Pilgrim's
May 27, 2014: Pilgrim's Pride offers to acquire Hillshire for $6.4 billion ($45/share)
Tyson
June 9, 2014: Tyson Foods agrees to acquire Hillshire for $8.6 billion ($63/share)
Tyson
May 29, 2014: Tyson Foods offers to acquire Hillshire for $6.8 billion ($50/share)
Hillshire

"You might think this Bob Evans story sounds boring, but I have to tell you, this is a powerful story…. It's got the potential for a value enhancing breakup of the kind I'm always telling you about. And based on what other companies have been paying for acquisitions in the food and restaurant spaces, particularly the packaged meat aisle, I think the sum of Bob Evans' parts might end up being worth a heck of a lot more than the whole.

"[T]here's real value here. If only Management could be pushed into unlocking it, but currently they seem to be content with these mediocre results….

"Think about it, what does Bob Evans' grocery business, which is chalk-full of packaged meats, remind you of? It looks a lot like Hillshire Brands! Which is now getting acquired by the Tyson Foods family… for a truly gargantuan premium."

– *Jim Cramer, CNBC*

Mad Money, June 12, 2014

Source: Capital IQ

SANDELL
CASTLERIGG INVESTMENTS

85 Strictly Confidential. Do Not Duplicate or Distribute.

86 Strictly Confidential. Do Not Duplicate or Distribute. As a private equity investor for over 15 years focused on consumer - oriented businesses underperforming their potential at ACON Investments, Avenue Capital and Fenway Partners, Mr. Schwartz has invested in or performed diligence on numerous restaurant and food processing companies and has successfully driven many strategic overhauls and operational turnarounds “Over my career I have recruited management teams that have prudently allocated capital to lower processing costs and implemented efficiency metrics that drove financial performance. I have also seen several situations where the integration of a supplier and its customer resulted in dissynergies in spite of management assertions to the contrary. Those experiences have taught me that when a customer ‘captures’ its supplier, suboptimal decisions are made that ultimately hurt the performance of both sides of the business . “I am genuinely excited by the numerous opportunities to create value at Bob Evans. If Bob Evans refocuses on its core restaurant division, I am confident it will not only improve its margins but also grow its overall revenue.” – Aron Schwartz, Director Nominee Aron Schwartz on Realizing Full Value for Assets Realizing Full Value for Assets: BEF Foods (cont.)

87 Strictly Confidential. Do Not Duplicate or Distribute. “When I look at Bob Evans‘ structure I see a company with two divisions that are both performing substantially below their potential. A company with two disparate operating divisions not only confuses research analysts and investors alike, but also imposes a very real operational penalty in the form of reduced operational flexibility as well as an inability to capitalize on the scale of alternative suppliers for the restaurant division and to achieve maximum efficiency for the BEF Foods division . This leads to higher costs and a corporate culture that is less responsive to market changes in both divisions . While management asserts sow prices are to blame for reduced profitability at BEF Foods, the fact of the matter is that non - input costs as a percentage of sales are up 730bps since FY 2012 at BEF Foods while inputs costs are actually down 260bps, suggesting much of BEF Foods’ margin disadvantage relative to others is self - inflicted and/or due to insufficient scale . “Fortunately , the Hillshire transaction shows that assets like BEF Foods can be monetized at compelling valuations in this market. With valuations as high as they are, it is incumbent for a board to evaluate all of its strategic alternatives.” – Aron Schwartz, Director Nominee Source: SEC filings Realizing Full Value for Assets: BEF Foods (cont.) Commodity Prices Are Not Solely to Blame for the Poor Performance at BEF Foods ($ in thousands) Net sales $ 314,720 $ 348,808 $ 371,973 Operating income Cost of sales % % % Operating wages and fringe benefit expenses % % % Other operating expenses % % % SG&A % % % Depreciation and amortization expense % % % Impairment of assets held for sale % % % Operating income % % % (as adjusted)(as adjusted) BEF Foods FY 2014FY 2013FY 2012 20,206 54.950.857.5 5,99118,637 9.18.06.0 10.910.78.9 Gross Margins up 260 bps Other non- ingredient costs up 730 bps 1.65.36.4 0.8—— 4.23.63.0 18.521.518.3

88 Strictly Confidential. Do Not Duplicate or Distribute. Fixing Bob Evans Top - Line Improvement Bottom - Line Improvement Realizing Full Value for Assets • Improve Corporate Governance Structure • Ensure that Corporate Culture matches Corporate Brand • Continuity and Transition Planning Changing the Corporate Culture

89 Strictly Confidential. Do Not Duplicate or Distribute. Changing the Corporate Culture: Improve Corporate Governance Structure ■ Despite the Company’s claims of “embracing good governance,” we believe that Bob Evans requires numerous structural governance changes ■ We agree that certain well - performing companies should be afforded governance - latitude (e.g. combined Chairman & CEO position), however, considering Bob Evans abysmal performance and poor Board stewardship, our nominees recommend that the Board take steps to implement the following structural changes to the Company’s Corporate Governance: x Immediate and permanent separation of Chairman & CEO x Institute Director term limits x Adopt Institutional Shareholder Services’ (“ISS”) definition of Independent Outside Director 1 (in l ieu of the Company’s current policy which follows NASDAQ rules in its determination of director independence) Bob Evans’ poor performance necessitates governance changes which, if enacted, will further empower shareholders to hold the Board and management accountable 1 Note : ISS defines an “Independent Outside Director” as one where there is: “No material connection to the company other than a board seat,” whe re “material” is further defined as: “a standard of relationship (financial, personal or otherwise ) that a reasonable person might conclude could potentially influence one’s objectivity in the boardroom in a manner that would have a meaningful impact on an individual’s ability to satisfy requisite fiduciary stand ard s on behalf of shareholders” (emphasis added).

Changing the Corporate Culture: Improve Corporate Governance Structure (cont.)



Charles Elson on Bob Evans' Corporate Governance

Charles Elson is one of the foremost authorities on corporate governance issues in the United States and has served on the boards of directors of many publicly-traded companies, including HealthSouth since 2004, as well as the previous boards of AutoZone, Alderwoods Group, Neuvo Energy, Sunbeam, and Circon

"The conduct that has been demonstrated by the Board of Directors at Bob Evans is deeply troubling and synonymous with out-of-date and highly problematic governance policies. It is my belief that this entire Board needs a substantial and comprehensive overhaul in order to address the many problems that have plagued the Company. I am in support of the changes being sought by the shareholders and welcome the opportunity to be part of a re-constituted Board as it seeks to re-position Bob Evans."

– Charles Elson, Director Nominee

90 | Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

Changing the Corporate Culture: Ensure that Corporate Culture Matches Corporate Brand

- Bob Evans has fallen far from its modest "Farm Fresh" roots and has morphed into an HQ-centric, top-heavy organization
- The Company's corporate culture is a world away from the realities of its customer-facing-staff and customers
- Our Nominees believe that for Bob Evans to be successful, the Company requires a **cultural-homecoming** where the corporate staff and its senior leadership begin behaving like a "Small Town Sausage and Eggs" company
  - ✓ **Reexamine the optics of certain leadership-perks (e.g. corporate jet)**
  - ✓ **Push authority down the corporate structure to customer-facing staff**

> ***"Changing a company's culture is the cornerstone to any turnaround. In this case, it would mean having the entire Bob Evans organization re-aligned around a simple but profound focus and direction, which would mean going back to the roots of what made this an outstanding brand: Great, family-style food made fresh daily from the farm and treating every guest as if they were being served in your home."***
>
> *– Steve Lynn, Director Nominee*

> ***"The service orientation has changed since I was there. The plane, the opulent headquarters, and the overall approach from current management is completely disconnected from the on-the-ground reality of employees and customers. For Bob Evans to be successful, the focus on service must flow from the top down."***
>
> *– Joe Crace, Alternate Director Nominee and Former Group VP of Corporate Development at Bob Evans*

Dan Evans, CEO of BOBE (1971 - 2000) used to stay at motels (Red Roof Inn) when travelling on business and – ***would share his room*** with a fellow executive



Source: Joe Crace, Alternate Director Nominee and Former Group VP of Corporate Development at Bob Evans

SANDELL CASTLERIGG INVESTMENTS

91
Strictly Confidential. Do Not Duplicate or Distribute.

92 Strictly Confidential. Do Not Duplicate or Distribute. Changing the Corporate Culture: Continuity and Transition Planning ■ Given the un - challenged, vise - like grip with which Chairman and CEO Steven Davis has run Bob Evans, along with the close personal relationships among current Directors, it is our strongly - held belief that only by dramatically changing the composition of the Board by removing the vast majority of l egacy Directors can meaningful improvements be implemented and effective management oversight be brought to bear ■ Given the millions of dollars that Bob Evans has spent, and intends to spend, fighting our efforts to effect change at the Company, coupled with the intransigence still demonstrated by Steven Davis, it is clear that the recent addition of three new directors has done little to influence the rigid, stale way of thinking of the other nine l egacy Directors that currently comprise the Board ■ In order to effectively govern, a Board needs to function as a cohesive unit and the presence of too many legacy Directors that may continue to embrace the mentality of the past would be neither constructive in terms of Board dynamics nor conducive to effective governance ● Furthermore, we do not believe these Directors have earned the right to represent shareholders on this Board ■ As there are expected to be 12 Board seats, our slate of eight Director Nominees would still allow for some degree of continuity, as up to four existing Directors would remain on the Board and we are hopeful that they will be constructive in Board deliberations as well as provide the context behind some of the Company’s current policies Electing the eight Director Nominees allows for continuity as well as provides for a highly - experienced interim management team should current management be unable or unwilling to work constructively with the new Board

93 Strictly Confidential. Do Not Duplicate or Distribute. Changing the Corporate Culture: Continuity and Transition Planning (cont.) ■ If needed, there is a team from Reconstruction Partners that would be able to offer its services to the Board if the Board deems it necessary in order to ensure a smooth transition should existing management prove unable or unwilling to work with the new Directors ● Reconstruction Partners is a firm founded by Steve Lynn, consisting of three principals who collectively have over 120 years of restaurant experience and offers strategy, restructuring, refranchising, and interim management services to chain restaurant companies “If needed, the newly - constituted Board would run a comprehensive CEO search process which would include internal and external candidates. If necessary, making sure we have the right CEO in place at Bob Evans would be a key responsibility of the Board.” - Charles Elson, Director Nominee

94 Strictly Confidential. Do Not Duplicate or Distribute. Nominees Refresh Bob Evans

95 Strictly Confidential. Do Not Duplicate or Distribute. “We think the Bull argument [for BOBE] centers around Sandell Asset Management winning the proxy contest by replacing a majority of the board of directors.” KeyBanc, July 10, 2014 (emphasis added)

96 Strictly Confidential. Do Not Duplicate or Distribute. Doug Benham x Former President and CEO of Arby’s Restaurant Group, Doug Benham led the revitalization of the $ 3 billion Arby’s chain of 3 , 500 restaurants, increasing company - operated restaurant EBITDA by over 100 % x Mr . Benham was previously Chief Financial Officer and a director of RTM Restaurant Group, the largest franchisee of any nature in the United States, where he was instrumental in leading the strategic and financial planning for the company as its store base increased from 212 to 773 restaurants x Mr . Benham has served on the board of directors of several companies, including the publicly - traded restaurant companies O’Charley’s Inc . from 2008 until its sale in 2012 and Sonic Corporation from 2009 to 2014 x Mr . Benham is a Certified Public Accountant and has a wide range of expertise that spans all areas of restaurant operations and finance and has been on the audit committees of four public filing companies Mr. Benham has been instrumental in achieving the successful growth and overseeing the enhanced finances of several restaurant chains

Charles Elson



JOHN L. WEINBERG CENTER FOR CORPORATE GOVERNANCE

- ✓ Charles Elson is one of the foremost authorities on corporate governance issues in the United States
- ✓ Professor Elson is "Of Counsel" to the law firm of Holland & Knight and holds the Edgar S. Woolard, Jr. Chair in Corporate Governance at the University of Delaware
- ✓ Professor Elson has written extensively on the subject of boards of directors and is Vice Chairman of the ABA Business Law Section's Committee on Corporate Governance
- ✓ In addition to his extensive knowledge of and experience in matters relating to corporate governance, Professor Elson has served on the board of directors of HealthSouth since 2004, in addition to the previous boards of AutoZone, Alderwoods Group, Nuevo Energy, Sunbeam, and Circon

Professor Elson has an outstanding track-record of instilling good governance practices and forging consensus on fractured boards

SANDELL CASTLERIGG INVESTMENTS

97 | Strictly Confidential. Do Not Duplicate or Distribute.

David Head



- ✓ President and CEO of Primanti Brothers, Inc., David Head has a broad skill set and deep operational experience in the restaurant industry, bringing valuable perspective through his track record of refining and repositioning restaurant brands
- ✓ With over 35 years of experience in the industry, Mr. Head is widely regarded as one of the leading brand revitalization experts in the U.S.
- ✓ Mr. Head was formerly President and CEO of O'Charley's Inc. where he oversaw its successful turnaround and subsequent sale in 2012
- ✓ In addition, Mr. Head was previously CEO and President of Captain D's Seafood Kitchen, an operator and franchisor of over 500 quick-service seafood restaurants generating nearly $500 million in annual revenue, as well as President and CEO of Romacorp and CEO of the former Houlihan's Restaurant Group
- ✓ Additionally, Mr. Head successfully led franchised start-up restaurants in the Applebee's International, Inc. and Red Robin International, Inc. bar and grill systems

Mr. Head has extensive experience improving restaurant operations and repositioning restaurant brands

SANDELL CASTLERIGG INVESTMENTS
98 | Strictly Confidential. Do Not Duplicate or Distribute.

99 Strictly Confidential. Do Not Duplicate or Distribute. Steve Lynn x Founder and Partner of Reconstruction Partners, LLC, a firm that offers strategy, restructuring, refranchising , and interim management services to chain restaurant companies, Steve Lynn has over 40 years of experience in the restaurant industry x Mr . Lynn spent 12 years as Chairman and CEO of Sonic Corporation, where he built the management team that transformed the company into the nation’s largest chain of drive - in restaurants with over $ 3 billion in system - wide sales x S ubsequent to Sonic, Mr . Lyon led Shoney’s, Inc . as the company’s Chairman and CEO, where he oversaw a chain of over 1 , 500 owned and franchised restaurants x Mr . Lynn currently sits on the board of Krispy Kreme Doughnuts, Inc . and was the past Chairman of the International Franchise Association Mr. Lynn has overseen the operational restructuring of several companies and has a vast wealth of experience in restaurant franchising

100 Strictly Confidential. Do Not Duplicate or Distribute. Annelise Osborne x Senior Credit Officer at Moody’s Investor Services, Annelise Osborne has over 15 years of finance experience that encompasses a wide range of transactions x Ms . Osborne has a deep knowledge of real estate and has led sizeable teams of analysts involved in assessing transactions involving floating and fixed rate credits across various asset classes x Recently recognized as by the Real Estate Forum as a Woman of Influence for 2014 x Ms . Osborne, a CMBS committee chair, has been a voting member of various REIT, CDO, and Public Finance ratings committees and led the Moody’s team responsible for developing the firm - wide methodology and quantitative framework for the valuation and analysis of loans secured by office properties x Ms . Osborne previously worked as a Deputy Director and Senior Consultant at Jones Lang LaSalle and was an Associate at W . P . Carey x Ms . Osborne graduated from The College of William and Mary with a B . A . in Economics and has an M . B . A . from Columbia Business School Ms. Osborne brings great insight regarding matters of credit - worthiness complemented by an extensive understanding of commercial real estate

101 Strictly Confidential. Do Not Duplicate or Distribute. Aron Schwartz x Managing Partner at AKON Investments, LLC and Founder of Constructivist Capital, LLC, Aron Schwartz has been a private equity professional for over 15 years and has been involved in the acquisition, supervision, and growth of many companies x Mr . Schwartz was a Managing Director at the private equity firm Fenway Partners from 1999 to 2011 , where he actively served on the boards of directors and was intimately involved in the financing and operations of several portfolio companies, with significant experience in many functional areas including strategic planning, corporate finance, and management selection x Mr . Schwartz was previously an Associate in the Financial Entrepreneurs Group at Salomon Smith Barney x Mr . Schwartz received a J . D . and an M . B . A . with honors from UCLA and graduated cum laude with a B . A . in International relations and a B . S . E . in Economics from The Wharton School at the University of Pennsylvania x Mr . Schwartz is a Certified Management Accountant and a member of the California State Bar The ‘investor - lens’ of Aron Schwartz has encompassed all areas of strategy, operations and finance at numerous private - equity backed companies

102 Strictly Confidential. Do Not Duplicate or Distribute. Michael Weinstein x Former CEO of the Triarc Beverage Group, where he successfully orchestrated the purchase of Snapple for $ 300 million and its subsequent sale three years later for $ 1 . 5 billion, Mr . Weinstein is a highly - respected professional who has delivered tremendous value to shareholders at several companies x Previously, Mr . Weinstein was President and COO of A&W Brands subsequent to its IPO through to its sale to Cadbury Schweppes, which returned initial equity holders over 200 times their original investment in a seven year period x Mr . Weinstein brings significant sales, marketing , and product development expertise, particularly as it relates to food and beverage products, and has served on the board of Dr . Pepper Snapple from 2009 to 2012 as well as the board of the HJ Heinz Company from 2006 until its sale to 3 G Capital in 2013 x Mr . Weinstein graduated with a B . A . degree with honors in Economics from Lafayette College and received an M . B . A . from Harvard Business School Mr. Weinstein has achieved tremendous success in the food and beverage industry and is a proven “marketing guru”

103 Strictly Confidential. Do Not Duplicate or Distribute. Lee Wielansky x Chairman and CEO of Midland Development Group, which focuses on the development of retail properties in the mid - west and southeast and was the largest developer of Kroger supermarket - anchored shopping centers in the United States, Lee Wielansky has over 37 years of real estate experience x Mr . Wielansky was previously President and CEO of JDN Development Company, which was a wholly - owned subsidiary of JDN Realty Corporation, a publicly - traded REIT with more than $ 1 billion in assets that merged with Developers Diversified Realty Corporation x Mr . Wielansky was formerly Managing Director – Investments and on the board of Regency Centers Corporation, a leading operator and developer of shopping centers encompassing more than 30 million square feet of real estate in 300 centers across in the United States x Mr . Wielansky is Lead Trustee of the $ 1 . 5 billion publicly - traded REIT Acadia Realty as well as a director of Isle of Capri Casinos and Pulaski Financial Corp Mr. Wielansky has enjoyed great success negotiating the purchase, development, and sale of billions of dollars of commercial real estate

104 Strictly Confidential. Do Not Duplicate or Distribute. Appendix Refresh Bob Evans

105 Strictly Confidential. Do Not Duplicate or Distribute. Performance Case Study: Bob Evans vs. Cracker Barrel $1,329 million Total Revenue $2,665 million 561 Store Count 625 Non - Franchised Business Model Non - Franchised $9.23 Average Check $9.68 No Serves Alcohol No 86% % Restaurants Owned 66% Cracker Barrel is the most comparable family dining peer to Bob Evans… Source: SEC filings (Last Fiscal Year)

106 Strictly Confidential. Do Not Duplicate or Distribute. Performance Case Study: Bob Evans vs. Cracker Barrel (cont.) Yes Non - Core Segments No 2 14 Average Board Tenure 1 4 13.7% SG&A as a % of Revenue 1 7.7% $2.6 million Revenue Per Corporate Employee 1 $5.5 million 107.5% 5 - Year TSR 3 228.7% No Separate Chairman and CEO 1 Yes … yet Bob Evans compares poorly to Cracker Barrel in several key areas 1 Source: SEC filings (last fiscal year); Refresh Bob Evans analysis; (Bob Evans indicated board tenure is before Sandell’s involvement) 2 Note: Cracker Barrel derives approximately 20% of its revenue from sales in its restaurant gift shops which we categorize as par t of their core business 3 Note: Total Shareholder Return (TSR); Source: Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its in dependent slate)

107 Strictly Confidential. Do Not Duplicate or Distribute. Performance Case Study: Bob Evans vs. Cracker Barrel (cont.) Bob Evans could learn from Cracker Barrel's recent value - creating maneuvers 1 Source : Cracker Barrel Q4 2011 Earnings Call, September 13, 2011 2 Source : Bloomberg (as of April 21, 2014, which was prior to Sandell’s nomination of its independent slate) ■ Cracker Barrel operates more than 600 stores, located in 42 states, serving breakfast , lunch, and dinner in the dining room, and offering a wide variety of decorative and functional items within their gift shops ■ A long - time laggard in family and casual dining, Cracker Barrel started to turn around after appointing a new CEO in September 2011 who immediately implemented a six point plan 1 : 1. I ntroduce a new marketing messaging to better connect with our existing and potential guests 2. I mplement refined menu and pricing strategies to increase variety and affordability 3. Implement enhancements to restaurant operating platform to generate sustained improvements in the guest experience 4. Drive retail sales growth by continuing to reviewing and refining retail assortment to deliver value 5. Implement initiatives to reduce costs to offset a portion of the impact of higher food commodity costs 6. Leverage our strong cash flow generation to both reinvest in the business, as well as increase return on capital to shareholders -25% 0% 25% 50% 75% 100% 125% 150% 175% 200% 225% 250% 275% 300% Apr-09 Apr-10 Apr-11 Apr-12 Apr-13 Apr-14 Five Year Total Shareholder Return 2 +228.7% +107.5% Cracker Barrel has outperformed Bob Evans by 92.4% since it announced its six point strategic priorities plan in September 2011

108 Strictly Confidential. Do Not Duplicate or Distribute. Revenue Per Corporate Employee Average ex - BOBE Corporate/Support Office Headcount (Last Fiscal Year) 512 195 860 644 400 492 NA 315 476 Revenue (FY 2014E) ($ in millions) $1,329 $854 $4,438 $2,914 $2,001 $2,720 $6,286 $1,114 $1,556 Revenue Per Employee ($ in thousands) $2,595 $4,381 $5,161 $4,525 $5,001 $5,528 NA $3,537 $3,268 $4,486 Revenue per Corporate Employee Source: SEC filings; Bloomberg; Note: Bob Evans reflects actual FY 2014 results; Corporate employee headcount at the end of FY 2013; the Company did not disclose its corporate employee headcount for FY 2014

109 Strictly Confidential. Do Not Duplicate or Distribute. Investors : MacKenzie Partners, Inc . Dan Burch or Larry Dennedy (212) 929 - 5500 Press/Media : Sloane & Company Elliot Sloane or Dan Zacchei (212) 446 - 1860 or (212) 446 - 1882